BANRO CORPORATION

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the "Circular"), which is dated May 30, 2014, is furnished in connection with the solicitation of proxies by the management of BANRO CORPORATION (the "Corporation" or "Banro") for use at the annual and special meeting of shareholders of the Corporation (the "Meeting") to be held at the time and place and for the purposes set forth in the attached notice of annual and special meeting of shareholders (the "Notice"). It is expected that the solicitation will be by mail primarily, but proxies may also be solicited personally by the management of the Corporation. The cost of such solicitation will be borne by the Corporation.

The Corporation has engaged Kingsdale Shareholder Services ("Kingsdale") as proxy solicitation agent and will pay fees of approximately Cdn$45,000 to Kingsdale for the proxy solicitation service, in addition to certain out-of-pocket expenses. The Corporation may also reimburse brokers and other persons holding shares in their name or in the name of nominees for their cost incurred in sending proxy material to their principals in order to obtain their proxies. Kingsdale can be contacted toll-free in North America at 1-866-851-3214 or collect call from outside North America at 1-416-867-2272 or by e-mail at contactus@kingsdaleshareholder.com.

APPOINTMENT, REVOCATION AND DEPOSIT OF PROXIES

Each person named in the enclosed form of proxy is an officer of the Corporation.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O TMX EQUITY TRANSFER SERVICES, SUITE 300, 200 UNIVERSITY AVENUE, TORONTO, ONTARIO, M5H 4H1, CANADA OR THE CORPORATION’S PROXY SOLICITATION AGENT KINGSDALE, 130 KING STREET WEST, SUITE 2950, P.O. BOX 361, TORONTO, ONTARIO, M5X 1E2, CANADA, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE 25th DAY OF JUNE, 2014, OR TO THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF PRIOR TO THE TIME FOR VOTING. THE TIME LIMIT FOR THE DEPOSIT OF PROXIES MAY BE WAIVED OR EXTENDED BY THE CHAIRMAN OF THE MEETING AT HIS OR HER DISCRETION WITHOUT NOTICE.

A shareholder forwarding the enclosed form of proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A shareholder who has given a proxy may revoke it at any time in so far as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation at any time prior to 4:00 p.m. (Toronto time) on the last business day preceding the day of the Meeting (excluding Saturdays, Sundays and holidays), or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked. A proxy may also be revoked in any other manner permitted by law. The Corporation's registered office is located at Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada.

MANNER OF VOTING AND EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote or withhold from voting the common shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such common shares will be voted FOR each of the matters identified in the Notice and described in this Circular.

The enclosed form of proxy confers discretionary authority in respect of amendments and variations to matters identified in the Notice or other matters that may properly come before the Meeting or any adjournment or postponement thereof, whether or not the amendment or other matter that comes before the Meeting is or is not routine and whether or not the amendment or other matter that comes before the Meeting is contested.

VOTING BY REGISTERED SHAREHOLDERS

Only shareholders whose names appear on the records of the Corporation as the registered holders of shares or their duly appointed proxyholders are permitted to vote at the Meeting. All holders of common shares of the Corporation of record at the close of business on May 12, 2014 will be entitled either to attend and vote at the Meeting in person the shares held by them or, provided a completed and executed proxy shall have been delivered to the Corporation. Registered shareholders can execute their proxies by:

➢	By completing and returning their form of proxy to:
▪	TMX Equity Transfer Services

Attention: Proxy Department

200 University Avenue, Suite 300

Toronto, Ontario,

M5H 4H1, Canada

➢	By sending their completed form of proxy by fax to 416-595-9593
➢	In person at the Meeting
➢	Internet voting at www.voteproxyonline.com (enter your 12-digit control number)

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VOTING BY NON-REGISTERED SHAREHOLDERS

Only shareholders whose names appear on the records of the Corporation as the registered holders of shares or their duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are "non-registered" shareholders because the shares they own are not registered in their names but instead are registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or clearing agency such as The Canadian Depository for Securities Limited. If you purchased your shares through a broker, you are likely an unregistered shareholder.

In accordance with Canadian securities legislation, the Meeting materials are being sent to both registered and non-registered shareholders. In the case of non-registered shareholders, Meeting materials have either (a) been sent by the Corporation (or its agent) directly to non-registered shareholders (such non-registered shareholders are referred to under applicable securities legislation as "non-objecting beneficial owners"), or (b) been sent by the Corporation (or its agent) to intermediaries holding on behalf of non-registered shareholders for distribution to such non-registered shareholders. If you are a non-registered shareholder and the Corporation (or its agent) has sent the Meeting materials directly to you (which materials should include the Corporation's voting instruction form (the "Corporation's VIF")), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the next paragraph.

If you received the Meeting materials directly from the Corporation (or its agent) and you wish to vote by proxy at the Meeting, please complete the Corporation's VIF and return it to TMX Equity Transfer Services (the Corporation's transfer agent) by regular mail in the return envelope provided or by fax at (416) 595-9593. If you received the Meeting materials directly from the Corporation (or its agent) and you wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the blank space provided on the Corporation's VIF (and striking out the names of the persons designated in such form) and return the Corporation's VIF to TMX Equity Transfer Services by regular mail in the return envelope provided or by fax at (416) 595-9593 (do not complete the voting section of the form as your vote will be taken at the Meeting).

Intermediaries receiving Meeting materials from the Corporation are required to forward the materials to non-registered shareholders to seek their voting instructions in advance of the Meeting. The intermediaries often have their own form of proxy and mailing procedures and provide their own return instructions. If you received the Meeting materials from an intermediary and you wish to vote by proxy at the Meeting, you should carefully follow the instructions from the intermediary in order that your shares are voted at the Meeting. Your shares can only be voted in accordance with your instructions. If you wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the blank space provided on the proxy form provided by the intermediary (and striking out the names of the persons designated in such form) and return the form to the intermediary in the envelope provided (do not complete the voting section of the form as your vote will be taken at the Meeting).

The Corporation is not relying on the notice-and-access provisions of securities laws for delivery to either registered or non-registered shareholders. The Corporation has elected to pay for the delivery of the Meeting materials to objecting non-registered shareholders by intermediaries.

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VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As of the date of this Circular, an aggregate of 252,100,672 common shares of the Corporation were issued and outstanding. Each common share entitles the holder thereof to one vote on all matters to be considered and acted upon at the Meeting or any adjournment thereof.

All holders of common shares of the Corporation of record at the close of business on May 12, 2014 will be entitled either to attend and vote at the Meeting in person the shares held by them or, provided a completed and executed proxy shall have been delivered to the Corporation as described above, to attend and vote thereat by proxy the shares held by them.

As of the date of this Circular, to the knowledge of the directors and executive officers of the Corporation, no person or company beneficially owns, or controls or directs, directly or indirectly, 10% or more of the outstanding common shares of the Corporation, other than as set out below.

Based on public filings, the Corporation believes that affiliates of BlackRock, Inc. (the "BlackRock Group") control or have investment discretion over, in the aggregate, more than 10% of the outstanding common shares of the Corporation. The Corporation does not know the number of common shares of the Corporation which the BlackRock Group controls or has investment discretion over as at the date of this Circular. The most recent public filing indicates that the BlackRock Group controls or has investment discretion over 27,832,976 (or 11.04%) of the outstanding common shares of the Corporation. See also the disclosure in this Circular under "Interest of Informed Persons in Material Transactions".

As well, based on public filings, the Corporation believes that affiliates of Franklin Resources, Inc. (the "Franklin Group") control or have investment discretion over, in the aggregate, more than 10% of the outstanding common shares of the Corporation. The Corporation does not know the number of common shares of the Corporation which the Franklin Group controls or has investment discretion over as at the date of this Circular. The most recent public filing indicates that the Franklin Group controls or has investment discretion over 26,616,707 (or 10.56%) of the outstanding common shares of the Corporation.

CURRENCY

As the Corporation's financial statements are prepared in United States dollars, all dollar amounts referred to in this Circular are expressed in United States dollars unless otherwise indicated. References to "$" or "US$" are to United States dollars and references to "Cdn$" are to Canadian dollars.

ELECTION OF DIRECTORS

The number of directors on the board of directors of the Corporation must consist of not more than twenty (20) directors and not less than three (3) directors to be elected annually. The number of directors to be elected at the Meeting is six (6). The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees. Shareholders can vote for all of the proposed nominees, vote for some of the proposed nominees and withhold for others, or withhold for all of the proposed nominees. Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the election of each of these nominees. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the close of the first annual meeting of shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the by-laws of the Corporation.

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The following table and the notes thereto set out the name and municipality of residence of each person proposed to be nominated for election as a director, his current position and office with the Corporation, his present principal occupation(s) or employment, the date on which he was first elected or appointed a director of the Corporation, and the approximate number of common shares of the Corporation beneficially owned, or controlled or directed, directly or indirectly, as at the date of this Circular:

Name, Current Position(s) with the Corporation and Municipality of Residence	Present Principal Occupation(s) (1)	Director Since	Shares of the Corporation Beneficially Owned, Controlled or Directed (2)

Richard W. Brissenden (4) Chairman of the Board and a director Toronto, Ontario, Canada	Self-employed businessman.	December 11, 2013	Nil

John A. Clarke (5) Chief Executive Officer and President, and a director Cardiff, United Kingdom	Chief Executive Officer and President of the Corporation.	February 3, 2004	238,000

Maurice J. Colson (3) (4) Director Toronto, Ontario, Canada	Self-employed business consultant (actively involved in providing strategic counsel and assistance with financing to emerging private and public companies in Canada and to Canadian companies operating in China, Africa, and South America).	June 28, 2013	55,000

Peter N. Cowley (5) Director Surrey, United Kingdom	Chief Executive Officer and President of Loncor Resources Inc. (a gold exploration company).	January 13, 2004	Nil

Matthys J. Terblanche (3)(4) Director Toronto, Ontario, Canada	Self-employed consultant providing corporate development services and fundraising advice exclusively to the mining sector.	May 30, 2014	Nil

Derrick H. Weyrauch (3) Director Stouffville, Ontario, Canada	Chief Financial Officer of Jaguar Mining Inc. (a gold production company).	December 11, 2013	Nil

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(1)	Applicable securities law requires that the Corporation also disclose the principal occupations of each proposed director during the last five years, unless the proposed director is now a director and was elected to his present term of office by a vote of shareholders at a meeting, the notice of which was accompanied by an information circular. Based on these requirements, the principal occupations during the last five years of Mr. Brissenden, Mr. Terblanche and Mr. Weyrauch must be disclosed. Mr. Brissenden’s principal occupation during the last five years is the same as his present principal occupation as set out in the above table. Mr. Terblanche’s principal occupations during the last five years prior to his current occupation of self-employed business consultant are as follows: 2010 to 2013: Managing Director, Global Mining Group, Investment Banking, of CIBC World Markets Inc. (the investment banking subsidiary of the Canadian Imperial Bank of Commerce); 2007 to 2009: Global Head: Mining & Metals, Investment Banking, of Standard Bank Plc. Mr. Weyrauch’s principal occupations during the last five years are as follows: Chief Financial Officer of Jaguar Mining Inc. (a gold mining company) from April 2014 to present; Chief Financial Officer of Temex Resources Corp. (a gold exploration company) from January 2014 to present; Chief Financial Officer of Andina Minerals Inc. (gold development company) from November 2010 to January 2013; Chief Financial Officer of Malbex Resources Inc. (a gold exploration company) from October 2009 to February 2011; Director of Finance and Treasury, Corporate Controller and Consultant for Gabriel Resources Ltd. (a gold development company) from May 2007 to November 2009.

(2)	The information as to shares beneficially owned, or controlled or directed, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective proposed directors individually.

(3)	Member of the audit committee of the board of directors of the Corporation (the "Audit Committee").

(4)	Member of the compensation and nominating committee of the board of directors of the Corporation (the "Compensation Committee").

(5)	Member of the health, safety, environment and technical committee of the board of directors of the Corporation (the "Technical Committee").

Majority Voting Policy for Elections of Directors

Under the Canada Business Corporations Act (the Corporation's governing corporate legislation), director elections are based on the plurality system, where shareholders vote “for” or “withhold” their votes for a director. Votes withheld are not counted, with the result that, technically, a director could be elected to the board with just one vote in favour. The board of directors of the Corporation (the "Board") believes that each of its members should have the confidence and support of the shareholders of the Corporation. On May 31, 2013, the directors unanimously adopted a majority voting policy (the "Majority Voting Policy"), a copy of which is attached as Appendix "A" to this Circular. Each of management’s nominees for election to the Board at the Meeting has agreed, and all future nominees will be required to agree, to abide by it. The Majority Voting Policy states that if in an uncontested election a director nominee has more votes withheld than are voted in favour of him or her, the nominee will be considered by the Board not to have received the support of the shareholders, even though duly elected as a matter of corporate law. Such a nominee will be required forthwith to submit his or her resignation to the Board, effective upon acceptance by the Board. The Board will refer the resignation to the Compensation Committee for consideration and a recommendation. Except in special circumstances that would warrant the continued service of the director on the Board, the Compensation Committee will be expected to recommend that the Board accept the resignation. Within 90 days after the meeting, the Board will make its decision and announce it by press release.

At the annual and special meeting of shareholders of the Corporation held on June 28, 2013, two directors, Mr. Kondrat and Mr. Lachcik, each had more votes withheld than were voted in favour of him. As a result, as required by the Majority Voting Policy, each of Mr. Kondrat and Mr. Lachcik submitted his resignation to the Board, effective upon acceptance by the Board, and the Board referred the resignations to the Compensation Committee for consideration and a recommendation.

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After meeting to review the matter, the Compensation Committee’s recommendation under the Majority Voting Policy was that the Board not accept the resignations of Mr. Kondrat and Mr. Lachcik. The Compensation Committee’s conclusion was that there were special circumstances present that warranted the continued service of Mr. Kondrat and Mr. Lachcik on the Board. These special circumstances included the critical importance of Democratic Republic of the Congo ("DRC") experience in order for Banro to be able to continue to operate successfully in the DRC (Banro’s Twangiza gold mine in the DRC commenced commercial production on September 1, 2012 and was the first new commercial gold mine in the DRC in over 50 years), the considerable turmoil already experienced by Banro in 2013 (which included a change in the CEO and the difficult situation being faced by all gold companies as a result of the collapse in the gold price in 2013, which impacted the Corporation especially hard given the current stage of Banro’s development), and the significant financial pressures being faced by the Corporation at the time in its efforts to complete the construction of its second gold mine in the DRC (Namoya). In short, the Corporation was at a critical stage in its development. The Board by law must act in the best interests of the Corporation, and the Compensation Committee believed that having Mr. Kondrat and Mr. Lachcik remain on the Board in 2013 was in the Corporation’s best interests, having regard to the circumstances summarized above. Mr. Kondrat is the Corporation’s founder with invaluable DRC experience, while Mr. Lachcik has been with Banro since its inception and has been a very valuable Board member during this time. Together, Mr. Kondrat and Mr. Lachcik have over 38 years of experience on the Board and both Mr. Kondrat and Mr. Lachcik were considered to be very important contributors to the Board. The need to maintain continuity with respect to these senior Board members given the Corporation’s circumstances in July 2013 was also a factor taken into account by the Compensation Committee.

After discussion and considering the said recommendation of the Compensation Committee, the Board agreed with the Compensation Committee’s analysis and recommendation, and determined to not accept the resignations of Mr. Kondrat and Mr. Lachcik as directors of the Corporation. This decision was reported by the Corporation in a press release issued on July 15, 2013, as required by the Majority Voting Policy.

Given the progress made by the Corporation since July 2013, and having regard to the continued development of the Corporation, Mr. Kondrat and Mr. Lachcik are not standing for re-election at the Meeting (see "Election of Directors").

Audit Committee Information

Reference is made to item 9 of the Corporation's annual information form dated March 29, 2014 (the "AIF") for additional disclosure relating to the Audit Committee required to be included in the AIF by National Instrument 52-110 - Audit Committees. A copy of the AIF can be obtained from SEDAR at www.sedar.com.

Cease Trade Orders

Except as described below, none of the proposed directors of the Corporation as set forth in the above table is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(a)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while such proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

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(b)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after such proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while such proposed director was acting in the capacity as director, chief executive officer or chief financial officer.

As a result of not filing its audited financial statements for the year ended December 31, 2004 by the filing deadline, Mediterranean Resources Ltd. (which was then named Mediterranean Minerals Corp.) ("Mediterranean") was made subject to an issuer cease trade order issued by the British Columbia, Alberta and Ontario Securities Commissions which was revoked on August 17, 2005 (following the filing of the required records). Mr. John A. Clarke (a director of the Corporation) is no longer a director of Mediterranean but was a director of Mediterranean during the time the said cease trade order was in effect.

Mr. Richard W. Brissenden (a director of the Corporation) was, until April 2014, a director of Regal Consolidated Ventures Limited, which is currently subject to a cease trade order issued on June 12, 2001, by the British Columbia, Alberta and Ontario Securities Commissions, for failure to file audited financial statements for the year ended December 31, 2000 and interim financial statements for the three month period ended March 31, 2001.

Corporate Bankruptcies/Insolvencies

Except as described below, no proposed director of the Corporation as set forth in the above table (or any personal holding company of such proposed director), is, as of the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while such proposed director was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

In June 2013, Mr. Derrick H. Weyrauch (a director of the Corporation) was elected to the board of directors of Jaguar Mining Inc. ("Jaguar"). As part of a corporate turnaround and restructuring process, Jaguar declared insolvency and commenced a voluntary proceeding under the Companies’ Creditors Arrangement Act (Canada) (the "CCAA") on December 23, 2013 in the Ontario Superior Court of Justice. This proceeding was commenced to implement a debt restructuring and financing transaction ("CCAA Plan") that was negotiated prior to the commencement of the CCAA proceeding. On April 22, 2014, Jaguar implemented the CCAA Plan and emerged from court protection under the CCAA. On May 2, 2014, the shares of Jaguar began trading on the TSX Venture Exchange. Following the voluntary proceeding under the CCAA, the TSX advised that it is reviewing the common shares of Jaguar with respect to meeting the requirements for continued listing pursuant to the Expedited Review Process. The common shares were subsequently suspended from trading on the TSX. In 2013, NYSE Regulation reached a decision to delist Jaguar’s common shares in view of the fact that Jaguar’s common shares had fallen below the NYSE's continued listing standard for an average closing price of less than US$1.00 over a consecutive 30 trading day period. As a result, on June 3, 2013, NYSE Regulations, Inc. ("NYSE Regulation") commenced proceedings to delist the common shares of Jaguar from the New York Stock Exchange ("NYSE") and trading in Jaguar’s common shares was suspended prior to the opening on Friday, June 7, 2013.

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No proposed director of the Corporation as set forth in the above table (or any personal holding company of such proposed director), has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such proposed director.

Penalties or Sanctions

No proposed director of the Corporation as set forth in the above table (or any personal holding company of such proposed director), has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITORS

Deloitte llp, Chartered Professional Accountants, Chartered Accountants and Licensed Public Accountants, are the current auditors of the Corporation and were first appointed auditors of the Corporation effective April 27, 2009. Shareholders of the Corporation will be asked at the Meeting to reappoint Deloitte llp as the Corporation's auditors, to hold office until the close of the next annual meeting of shareholders of the Corporation at such remuneration as may be approved by the directors of the Corporation. The resolution shareholders will be asked to approve with respect to such reappointment must be passed by a majority of the votes cast by shareholders at the Meeting in respect of this resolution. Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the said reappointment of Deloitte llp.

CONTINUATION OF SHAREHOLDER RIGHTS PLAN

Effective April 29, 2005, the board of directors of the Corporation (the "Board") adopted a shareholder rights plan (the "Rights Plan"). The Rights Plan was implemented by way of a shareholder rights plan agreement dated as of April 29, 2005 between the Corporation and Equity Financial Trust Company (which was named Equity Transfer Services Inc. at the time of the agreement) ("Equity"), as rights agent. The Board adopted the Rights Plan to ensure, to the extent possible, that all shareholders of the Corporation are treated equally and fairly in connection with any take-over bid or similar offer for all or a portion of the outstanding common shares of the Corporation ("Common Shares"). Shareholders of the Corporation approved, confirmed and ratified the shareholder rights plan agreement at the annual and special meeting of shareholders held on June 29, 2005. Pursuant to a shareholder rights plan amendment agreement dated as of June 27, 2008 between the Corporation and Equity (which was named Equity Transfer & Trust Company at the time of this agreement), the term of the Rights Plan was extended for three years until the termination of the annual meeting of shareholders of the Corporation in 2011. Shareholders of the Corporation approved this three year extension at the annual and special meeting of shareholders held on June 27, 2008. Pursuant to a second shareholder rights plan amendment agreement dated as of June 29, 2011 between the Corporation and Equity, the term of the Rights Plan was extended for three years until the termination of the annual meeting of shareholders of the Corporation in 2014. Shareholders of the Corporation approved this three year extension at the annual and special meeting of shareholders held on June 29, 2011. The said shareholder rights plan agreement as amended by the said amendment agreements shall be referred to herein as the "Rights Agreement".

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Purpose of the Rights Plan

The objectives of the Rights Plan are to ensure, to the extent possible, that all shareholders of the Corporation are treated equally and fairly in connection with any take-over bid for the Corporation. Take-over bids may be structured to be coercive or may be initiated at a time when the Board will have a difficult time preparing an adequate response to the offer. Accordingly, such offers do not always result in shareholders receiving equal or fair treatment or full or maximum value for their investment. Under current Canadian securities legislation, a take-over bid is required to remain open for 35 days, a period of time which the Board believes is insufficient for the directors to (i) evaluate a take-over bid (particularly if it includes share consideration), (ii) explore, develop and pursue alternatives which are superior to the take-over bid and which could maximize shareholder value, and (iii) make reasoned recommendations to the shareholders.

The Rights Plan discourages discriminatory, coercive or unfair take-over bids for the Corporation and gives the Board time if, in the circumstances, the Board determines it is appropriate to take such time, to pursue alternatives to maximize shareholder value in the event an unsolicited take-over bid is made for all or a portion of the outstanding Common Shares. As set forth in detail below, the Rights Plan discourages coercive hostile take-over bids by creating the potential that any Common Shares which may be acquired or held by such a bidder will be significantly diluted. The potential for significant dilution to the holdings of such a bidder can occur as the Rights Plan provides that all holders of Common Shares who are not related to the bidder will be entitled to exercise Rights (as defined below) issued to them under the Rights Plan and to acquire Common Shares at a substantial discount to prevailing market prices. The bidder or the persons related to the bidder will not be entitled to exercise any Rights under the Rights Plan. Accordingly, the Rights Plan will encourage potential bidders to make take-over bids by means of a Permitted Bid (as defined below) or to approach the Board to negotiate a mutually acceptable transaction. The Permitted Bid provisions of the Rights Plan are designed to ensure that in any take-over bid for outstanding Common Shares all shareholders are treated equally and are given adequate time to properly assess such take-over bid on a fully-informed basis.

The Board did not adopt the Rights Plan to prevent a take-over of the Corporation, to secure the continuance of management or the directors in their respective offices or to deter fair offers for the Common Shares.

Proposed Continuation of the Rights Plan

Pursuant to the terms of the Rights Agreement, the Rights Plan will expire upon the termination of the Meeting unless the Rights Agreement is further amended to extend its expiry time. The Board has determined it appropriate and in the best interests of the shareholders of the Corporation that the Rights Agreement be amended to continue the Rights Plan for another three years. Accordingly, it is proposed that the Rights Plan be amended to extend the term of the Rights Plan until the termination of the annual meeting of shareholders of the Corporation in 2017. This proposal is not in response to or in anticipation of any pending or threatened take-over bid for the Corporation.

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At the Meeting, shareholders of the Corporation will be asked to approve the following ordinary resolution:

WHEREAS Banro Corporation (the "Corporation") entered into a shareholder rights plan agreement dated as of April 29, 2005 with Equity Financial Trust Company (which was named Equity Transfer Services Inc. at the time of the agreement) ("Equity");

AND WHEREAS the said shareholder rights plan agreement was amended pursuant to (a) a shareholder rights plan amendment agreement dated as of June 27, 2008 entered into between the Corporation and Equity (which was named Equity Transfer & Trust Company at the time of this agreement), and (b) a second shareholder rights plan amendment agreement dated as of June 29, 2011 between the Corporation and Equity (the said shareholder rights plan agreement as amended by the said amendment agreements shall be referred to as the "Rights Agreement");

NOW THEREFORE BE IT RESOLVED THAT:

1.	the term of the Rights Agreement be extended to the termination of the annual meeting of shareholders of the Corporation in the year 2017, and the Rights Agreement be amended to give effect to such extension; and

2.	any one director or officer of the Corporation be and is hereby authorized to execute and deliver on behalf of the Corporation all such documents and instruments and to do all such other acts and things as in his or her opinion may be necessary or desirable in connection with, or to give effect to, the foregoing.

Under the Rights Agreement, the above resolution (the "Rights Plan Resolution") requires the approval of a simple majority of the votes cast at the Meeting by Independent Shareholders (as defined in the Rights Agreement). In effect, all shareholders will be considered Independent Shareholders provided they are not, at the relevant time, an Acquiring Person (as described below) or making a take-over bid for the Corporation. The Corporation is not aware of any shareholder whose vote at the Meeting would be excluded for purposes of the approval requirement under the Rights Agreement. The Toronto Stock Exchange requires that the Rights Plan Resolution be passed by a simple majority of the votes cast at the Meeting by all shareholders. The Board unanimously recommends that shareholders vote in favour of the Rights Plan Resolution.

Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the Rights Plan Resolution.

Summary of the Rights Plan

The following summary of the terms of the Rights Plan is qualified in its entirety by reference to the text of the Rights Agreement. A shareholder or other interested party may obtain a copy of the Rights Agreement by contacting the Chief Financial Officer of the Corporation at Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada, or by accessing the Corporation's publicly filed documents, including the Rights Agreement, on SEDAR at www.sedar.com.

Term

Provided the Rights Plan Resolution is approved at the Meeting, the Rights Plan will remain in effect until termination of the annual meeting of shareholders of the Corporation in 2017 unless the term of the Rights Agreement is terminated earlier. The Rights Plan may be extended beyond 2017 by resolution of shareholders at such meeting. If the Rights Plan Resolution is not approved at the Meeting, the Rights Plan will terminate at the conclusion of the Meeting.

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Issue of Rights

One right (a "Right") has been issued by the Corporation pursuant to the Rights Agreement in respect of each Common Share outstanding at the close of business on April 29, 2005 (the "Record Time") and for each Common Share issued after that date and prior to the earlier of the Separation Time (as defined below) and the Expiration Time (as defined in the Rights Agreement).

Rights Exercise Privilege

The Rights will separate from the Common Shares to which they are attached and become exercisable at the time (the "Separation Time") which is 10 trading days following the date a person becomes an Acquiring Person (as defined below) or announces an intention to make a take-over bid that is not an acquisition pursuant to a take-over bid permitted by the Rights Plan (a "Permitted Bid").

Any transaction or event in which a person (an "Acquiring Person"), including associates and affiliates and others acting in concert, acquires (other than pursuant to an exemption available under the Rights Plan or a Permitted Bid) Beneficial Ownership (as defined in the Rights Agreement) of 20% or more of the voting shares of the Corporation is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by the Corporation or an Acquiring Person that an Acquiring Person has become such, will become void and the Rights (other than those held by the Acquiring Person) will permit the holder to purchase Common Shares at a 50% discount to their market price. A person, or a group acting in concert, who was the beneficial owner of 20% or more of the outstanding Common Shares as of the Record Time is exempt from the dilutive effects of the Rights Plan provided such person (or persons) does not increase its beneficial ownership by more than 1% (other than in accordance with the terms of the Rights Plan).

The issuance of the Rights is not dilutive until the Rights separate from the underlying Common Shares and become exercisable or until the exercise of the Rights. The issuance of the Rights will not change the manner in which shareholders currently trade their Common Shares.

Permitted Lock-Up Agreement

A person will not become an Acquiring Person by virtue of having entered into an agreement with a shareholder whereby the shareholder agrees to deposit or tender voting shares to a take-over bid made by such person, provided that the agreement meets certain requirements including:

(a)	the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available;

(b)	the shareholder who has agreed to tender voting shares to the take-over bid (the "Lock-Up Bid") made by the other party to the agreement is permitted to terminate its obligation under the agreement in order to tender voting shares to another take-over bid or transaction where: (i) the offer price or value of the consideration payable under the other take-over bid or transaction is greater than the price or value of the consideration per share at which the shareholder has agreed to deposit or tender voting shares to the Lock-Up Bid or is equal to or greater than a specified minimum which is not more than 7% higher than the offer price under the Lock-Up Bid; and (ii) if the number of voting shares offered to be purchased under the Lock-Up Bid is less than all of the voting shares held by shareholders (excluding shares held by the offeror), the number of voting shares offered to be purchased under the other take-over bid or transaction (at an offer price not lower than in the Lock-Up Bid) is greater than the number of voting shares offered to be purchased under the Lock-Up Bid or is equal to or greater than a specified number which is not more than 7% higher than the number of voting shares offered to be purchased under the Lock-Up Bid; and

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(c)	no break-up fees or other penalties that exceed in the aggregate the greater of 2.5% of the price or value of the consideration payable under the Lock-Up Bid and 50% of the increase in consideration resulting from another take-over bid or transaction shall be payable by the shareholder if the shareholder fails to deposit or tender voting shares to the Lock-Up Bid.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Common Shares issued after the Record Time. Rights are also attached to Common Shares outstanding at the Record Time, although share certificates issued prior to the Record Time will not bear such a legend. Shareholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will trade together with the Common Shares and will not be exercisable or transferable separately from the Common Shares. From and after the Separation Time, the Rights will become exercisable, will be evidenced by Rights certificates and will be transferable separately from the Common Shares.

Permitted Bid Requirements

The requirements of a "Permitted Bid" include the following:

(a)	the take-over bid must be made by means of a take-over bid circular;

(b)	the take-over bid is made to all holders of voting shares as registered on the books of the Corporation, other than the offeror;

(c)	the take-over bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no voting shares will be taken up or paid for pursuant to the take-over bid prior to the close of business on the date which is not less than 60 days following the date of the take-over bid and only if at such date more than 50% of the voting shares held by independent shareholders shall have been deposited or tendered pursuant to the take-over bid and not withdrawn;

(d)	the take-over bid contains an irrevocable and unqualified provision that unless the take-over bid is withdrawn, voting shares may be deposited pursuant to such take-over bid at any time during the period of time between the date of the take-over bid and the date on which voting shares may be taken up and paid for and that any voting shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

(e)	the take-over bid contains an irrevocable and unqualified provision that if, on the date on which voting shares may be taken up and paid for, more than 50% of the voting shares held by independent shareholders shall have been deposited pursuant to the take-over bid and not withdrawn, the offeror will make a public announcement of that fact and the take-over bid will remain open for deposits and tenders of voting shares for not less than ten business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days in accordance with applicable securities legislation.

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Waiver and Redemption

If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board to make a take-over bid by way of a take-over bid circular sent to all holders of voting shares on terms which the Board considers fair to all shareholders. In such circumstances, the Board may waive the application of the Rights Plan thereby allowing such bid to proceed without dilution to the offeror. Any waiver of the application of the Rights Plan in respect of a particular take-over bid will also constitute a waiver of any other take-over bid which is made by means of a take-over bid circular to all holders of voting shares while the initial take-over bid is outstanding. The Board may also waive the application of the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting shares of the Corporation within 14 days or such earlier or later date as may be specified by the Board. With the prior consent of the holders of voting shares, the Board may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of voting shares otherwise than pursuant to the foregoing, waive the application of the Rights Plan to such Flip-in Event.

The Board may, with the prior consent of the holders of voting shares, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of Cdn$0.00001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a take-over bid in respect of which the Board has waived the application of the Rights Plan.

Exemptions for Investment Advisors

Investment advisors (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies) and administrators or trustees of registered pension plans or funds acquiring greater than 20% of the voting shares are exempted from triggering a Flip-in Event, provided they are not making, either alone or jointly or in concert with any other person, a take-over bid.

Board of Directors

The adoption of the Rights Plan does not in any way lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Corporation. The Board, when a take-over bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as the Board considers appropriate.

Amendment

The Corporation may make amendments to the Rights Agreement at any time to correct any clerical or typographical error or make amendments which are required to maintain the validity of the Rights Agreement due to changes in any applicable legislation, regulations or rules. The Corporation may with the prior approval of shareholders (or the holders of Rights if the Separation Time has occurred) supplement, amend, vary or delete any of the provisions of the Rights Agreement.

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EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis ("CD&A") is to provide information about the Corporation's executive compensation philosophy, objectives, and processes and to discuss compensation decisions relating to the Corporation's senior officers, being the five identified named executive officers (the "NEOs"), in 2013. The NEOs who are the focus of the CD&A and who appear in the compensation tables of this Circular are: John A. Clarke, President and Chief Executive Officer of the Corporation (the "CEO") since March 2013, Simon F.W. Village, President and CEO until March 2013, Donat K. Madilo, Chief Financial Officer of the Corporation (the "CFO"), Arnold T. Kondrat, Executive Vice President of the Corporation, Geoffrey G. Farr, Vice President, General Counsel and Corporate Secretary of the Corporation, and Daniel K. Bansah, Head of Projects and Operations for the Corporation.

The Corporation is a gold exploration, development and mining company, which only recently (in September 2012) commenced commercial gold production at its first mine (at Twangiza) and during 2013 was constructing its second gold mine (at Namoya). The Corporation has therefore often had to operate with limited financial resources and control costs to ensure that funds are available to complete scheduled projects, programs and activities. As a result, providing long-term incentives through the granting of stock options has been an important component of the Corporation’s executive compensation program. This is consistent with the objective of preserving cash and also reflects the Corporation's belief that incentive stock options offer an effective mechanism for incentivizing management and aligning the interests of the Corporation's executive officers with those of the Corporation's shareholders.

Compensation Governance

In order to assist the Board in fulfilling its oversight responsibilities with respect to human resources policies and executive compensation, the Board has established the Compensation Committee. The members of the Compensation Committee are as follows: Richard W. Brissenden, Maurice J. Colson (who is the Chairman of the Compensation Committee) and Matthys J. Terblanche. Each of the said Compensation Committee members is independent within the meaning of section 1.4 of National Instrument 52-110. The following is a brief summary of the experience of each of the Compensation Committee members relevant to his responsibilities in executive compensation.

Richard W. Brissenden - Mr. Brissenden is a mining executive and corporate director with over thirty years of experience in the resource sector. A Chartered Professional Accountant (CPA, CA) and Certified Director (ICD.D), he serves on the board and audit committee for several TSX-listed mining companies, including McEwen Mining, Ryan Gold Corp., and Corona Gold Corporation. As chairman and president of TSX-listed Excellon Resources Inc. from 1991 to 2008, he led the company through the discovery, development and production stages of a high-grade silver/lead/zinc mine in Northeastern Mexico. He was also president of a gold producer in Alaska, and president of a mine finance house with interests in over fifty junior mining companies. He is a member of the Institute of Chartered Accountants of Ontario and the Institute of Corporate Directors.

Maurice J. Colson - Mr. Colson has worked in the investment industry for more than 36 years and was for many years managing director for a major Canadian investment dealer in the United Kingdom. He is actively involved in providing strategic counsel and assistance with financing to emerging private and public companies in Canada and to Canadian companies operating in China, Africa and South America. He is a director, and a member of the audit committee, of several Toronto Stock Exchange and TSX Venture Exchange listed companies, and is the former President and Chief Executive Officer of the TSX Venture-listed company, Lithium One Resources. Mr. Colson holds a Masters of Business Administration degree from McGill University in Montreal.

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Matthys J. Terblanche - Mr. Terblanche is a mining sector specialist with capital markets, project finance and M&A experience gained in several key mining financial markets and business/corporate development expertise and experience gained within the industry. He was most recently a Managing Director in the Mining Investment Banking group of a Canadian bank, based in Toronto and prior to that was Global Head of Mining with an African and emerging market focused investment bank based in the United Kingdom. He started his mining career working in corporate finance and business development with a major diversified global mining company, based in South Africa and the United Kingdom. Mr. Terblanche holds Chartered Accountant (South Africa) and Chartered Global Management Accountant (Canada, United Kingdom) qualifications and is currently a member of the board of the Canada Southern African Chamber of Business.

The significant industry experience of each of the Compensation Committee members provides them with a suitable perspective to make decisions on the appropriateness of the Corporation’s compensation policies and practices. All members of the Compensation Committee have been determined to be "financially literate" within the meaning of National Instrument 52-110, and are knowledgeable about the Corporation's compensation program.

Under its written charter, the Compensation Committee's responsibilities are set as follows: (a) review and recommend for approval to the Board the Corporation's key human resources policies; (b) review and recommend for approval to the Board the compensation and benefits policy and plans (including incentive compensation plans) for the Corporation; (c) review and recommend to the Board the employment agreements of the executive officers of the Corporation; (d) together with the Chairman of the Board, evaluate annually the performance of the CEO and recommend to the Board his annual compensation package and performance objectives; (e) together with the Chairman of the Board, review annually and recommend to the Board the annual compensation package and performance objectives of the other executive officers of the Corporation; (f) review annually and recommend to the Board the annual salaries (or percentage change in salaries) for non-executive staff of the Corporation; (g) review annually and recommend to the Board the adequacy and form of the compensation of the directors of the Corporation and be satisfied the compensation realistically reflects the responsibilities and risk involved in being such a director; (h) review annually and recommend for approval to the Board the executive compensation disclosure of the Corporation in its information circular, and be satisfied that the overall compensation philosophy and policy for senior officers is adequately disclosed and describes in sufficient detail the rationale for salary levels, incentive payments, share options and all other components of executive compensation as prescribed by applicable securities laws; (i) determine grants of options to purchase shares of the Corporation under the Corporation's Stock Option Plan (the "Option Plan") and recommend same to the Board for approval; (j) engage, at the expense of the Corporation, any external professional or other advisors which it determines necessary in order to carry out its duties; and (k) perform any other activities consistent with this mandate as the Compensation Committee or the Board deems necessary or appropriate.

No formal policies or practices have been adopted by the Board or the Compensation Committee to determine the compensation for the Corporation’s directors or executive officers. A compensation consultant or advisor has not, at any time since the Corporation’s most recently completed financial year, been retained to assist the Board or the Compensation Committee in determining compensation for any of the Corporation’s directors or executive officers.

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Compensation Process

Determinations with respect to the compensation of the Corporation's senior officers (including decisions regarding bonuses) are made by the Board based on the recommendation of the Compensation Committee. The Compensation Committee relies on the knowledge and experience of the members of the Compensation Committee, as well as on recommendations of the CEO, in making recommendations to the Board regarding senior officer compensation. Neither the Corporation nor the Compensation Committee currently has any contractual arrangement with any executive compensation consultant who has a role in determining or recommending the amount or form of senior officer or director compensation.

When making recommendations to the Board regarding senior officer compensation, the Compensation Committee evaluates the officer's performance, including reviewing the Corporation's performance as against its business plans and the officer's achievements during the fiscal year. The criteria upon which these recommendations are based has, to date, tended to be subjective and has reflected the Compensation Committee's views as to the nature and value of the contributions made by the executive officers to the achievement of the Corporation's corporate plans and objectives. The Compensation Committee uses all data available to it to ensure that the Corporation is maintaining a level of compensation that is both commensurate with the size of the Corporation and sufficient to retain personnel it considers essential to the success of the Corporation. In reviewing comparative data, the Compensation Committee does not engage in benchmarking for the purpose of establishing compensation levels relative to any predetermined level. In the Compensation Committee's view, external data provides insight into external competitiveness, but it is not an appropriate single basis for establishing compensation levels. External data is considered, along with an assessment of individual performance and experience, the Corporation's business strategy, best practices/trends in human resources, and general economic considerations.

In recommending the NEOs' compensation packages, the Compensation Committee reviews the various elements of the NEOs' compensation in the context of the total compensation package (including salary, bonuses and prior awards under the Option Plan).

Stock options are granted by the Board under the Option Plan to senior officers upon their commencement of service. Additional grants are also made periodically under the Option Plan to senior officers (a) to recognize exemplary performance (including in connection with a promotion within the Corporation) or a special contribution, or (b) to provide additional long term incentives. The Board determines the particulars with respect to stock option grants. The exercise price of each stock option granted under the Option Plan is set at or above the closing price of the Corporation’s common shares (the "Common Shares") on the Toronto Stock Exchange (the "TSX") on the day preceding the grant. See "Compensation Program - Compensation Program Design – Compensation Mix - Stock Options" below for additional information regarding the process in respect of stock option grants to NEOs.

Compensation Program

Principles/Objectives of the Compensation Program

The primary goal of the Corporation's executive compensation program is to ensure that the compensation provided to the Corporation's senior officers is determined with regard to the Corporation's business strategy and objectives, such that the financial interests of the senior officers are matched with the financial interests of the shareholders. The executive compensation program is designed to attract, motivate and retain top quality individuals at the executive level. Having regard to these objectives of attracting, motivating and retaining, the program takes into account the location of the Corporation's operations in the Democratic Republic of the Congo and the lack of infrastructure and political, military and social instability relating to this location. The Corporation strives to ensure that the Corporation's senior officers are compensated fairly and commensurately with their contributions to furthering the Corporation's strategic direction and objectives.

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Compensation Program Design

Compensation Risk Management

The Compensation Committee evaluates the risks, if any, associated with the Corporation’s compensation policies and practices. Implicit in the Board’s mandate is that the Corporation’s policies and practices respecting compensation, including those applicable to the Corporation’s NEOs, be designed in a manner which is in the best interests of the Corporation and its shareholders. Risk evaluation is one of the considerations for this review.

A portion of the Corporation’s executive compensation consists of stock options granted under the Option Plan. Such compensation is both "long term" and "at risk" and, accordingly, is directly linked to the achievement of long term value creation. Since the benefits of such compensation, if any, are generally not realized by the NEO until a significant period of time has passed, the possibility of NEOs taking inappropriate or excessive risks with regard to their compensation that are financially beneficial to them at the expense of the Corporation and its shareholders is extremely limited.

The other two main elements of compensation, salary and bonus, are capped to ensure preservation of capital and to provide upper payout boundaries, thereby reducing risks associated with unexpectedly high levels of pay. In addition, the Compensation Committee believes it is unlikely that NEOs would take inappropriate or excessive risks at the expense of the Corporation and its shareholders that would be beneficial to them with regard to their short term compensation when their longer term compensation might be put at risk from their actions.

The Corporation’s compensation programs also allow for discretionary assessment of performance by the Compensation Committee to ensure that pay aligns with both perceived and actual performance. In addition, all major transactions require approval by the Board.

Due to the size of the Corporation, and the current level of the Corporation’s activity, the Compensation Committee is able to closely monitor and consider any risks which may be associated with the Corporation’s compensation policies and practices. Risks, if any, may be identified and mitigated through regular Board meetings during which financial and other information of the Corporation are reviewed, and which includes executive compensation. No risks have been identified arising from the Corporation’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

The Corporation has a policy prohibiting directors and officers of the Corporation from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the director or officer.

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Compensation Mix

The total compensation mix was designed on the basis of the Corporation's compensation objectives. Standard compensation arrangements for the Corporation's senior officers are composed of the following elements, which are linked to the Corporation's compensation and corporate objectives as follows:

Compensation Element	Link to Compensation Objectives	Link to Corporate Objectives
Base salary	• Attract and retain • Reward	• Competitive pay ensures access to skilled employees necessary to achieve corporate objectives.
Bonuses	• Motivate and reward

• Bonuses focus senior officers on the achievement of corporate objectives and reward exceptional performance.

• Competitive pay ensures access to skilled employees necessary to achieve corporate objectives.

Stock options	• Attract and retain • Motivate and reward • Align interests with shareholders

• Stock option grants motivate and reward senior officers to increase shareholder value by the achievement of long-term corporate strategies and objectives.

• Encourages long-term tenure and performance.

Retention allowance (1)	• Attract and retain	• Encourages long-term tenure. • Competitive pay ensures access to skilled employees necessary to achieve corporate objectives.
Benefits	• Attract and retain	• Competitive benefits ensure access to skilled employees necessary to achieve corporate objectives.

(1)	A senior officer is entitled to receive the retention allowance (the "Retention Allowance") on termination of his employment with the Corporation, provided the officer has been with the Corporation for a minimum of two years and provided that termination is not due to misconduct (in the case of misconduct, the Retention Allowance is forfeited). The amount of the Retention Allowance is equal to the officer's monthly base salary multiplied by the number of years the officer was with the Corporation (up to a maximum of 10 years), with any partial year being recognized on a pro rata basis.

Base Salary

The Corporation provides senior officers with base salaries which represent their minimum compensation for services rendered during the fiscal year. NEOs' base salaries depend on the scope of their experience, responsibilities, leadership skills, performance, length of service, general industry trends and practices, the Corporation's existing financial resources and the potential long term compensation provided by stock options as discussed below. A description of the material terms of NEOs' employment contracts is provided below under "Executive Compensation: Tables and Narrative - Termination and Change of Control Benefits". In addition to the above factors, decisions regarding any salary increases are impacted by each NEO's current salary.

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Bonuses

Annual cash incentive awards are designed to focus executive attention on key strategic and operational measures and align compensation with corporate performance. The Corporation has an annual bonus program (the "Bonus Plan") to be competitive from a total remuneration standpoint and to recognize outstanding annual performance. Annual bonus, if earned, is generally paid in cash in December of each year for the prior year's performance. Bonuses may also be awarded to senior officers during the year (i.e. outside of the Bonus Plan) to recognize exemplary performance or a special contribution.

Senior officers are generally eligible to receive a discretionary annual bonus in an amount up to a specified percentage of such officer's base salary. However, the annual bonus paid to a senior officer may increase for specific accomplishments. The actual amount of bonus is determined following a review of each officer's individual performance.

Consistent with the flexible nature of the Bonus Plan, no specific weight is assigned to any particular performance factor. When making recommendations to the Board, the Compensation Committee considers not only the Corporation's performance during the year, but also considers market and economic trends and forces, extraordinary internal and market-driven events, unanticipated developments and other extenuating circumstances.

Stock Options

The grant of stock options to purchase Common Shares pursuant to the Corporation's Option Plan is an integral component of the compensation packages of the senior officers of the Corporation. The Compensation Committee believes that the grant of stock options to senior officers serves to motivate achievement of the Corporation's long-term strategic objectives and the result will benefit all shareholders. The CEO makes recommendations to the Compensation Committee for potential grants of stock options. His decisions are based in part upon the level of responsibility and contribution of the individuals toward the Corporation's goal and objectives. Stock options are granted by the Board, pursuant to the Option Plan, based upon the recommendation of the Compensation Committee. The overall number of stock options that are outstanding relative to the number of outstanding Common Shares are also considered in determining whether to make any new grants of stock options and the size of such grants. Since the Corporation does not grant stock options at a discount to the prevailing market price of the Common Shares, the stock options granted to senior officers have value only if, and to the extent that, the market price of the Common Shares increases, thereby linking equity-based executive compensation to shareholder returns.

See "Summary Compensation Table" and "Incentive Plan Awards" under "Executive Compensation: Tables and Narrative" below, for information regarding the stock options granted to the NEOs in 2013.

Retention Allowance

The Corporation believes that the Retention Allowance helps to attract and retain individuals in a competitive environment and encourages long-term tenure with the Corporation.

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Benefits

The NEOs are eligible to participate in the same benefits as offered to all full-time employees. This includes participation in a traditional employee benefit plan consisting of health and dental care and various forms of life and disability insurances. The Corporation does not view these benefits as a significant element of its compensation structure, as they constitute only a small percentage of total compensation, but does believe that benefits be used in conjunction with base salary to attract and retain individuals in a competitive environment. The Corporation does not currently have standard senior officer perks, but may provide such perks as is considered appropriate.

Review of 2013 Compensation

Base Salary

See "Executive Compensation: Tables and Narrative - Summary Compensation Table" below which sets out the base salary paid to each of the NEOs in 2013.

Bonuses

Bonuses were not paid to the NEOs in fiscal 2013 in order to conserve cash, having regard to the Corporation’s cash flow situation as the Corporation continued with the construction of its second gold mine, at Namoya, and the expansion of its first mine, at Twangiza. The non-payment of annual bonuses for 2013 due to cash constraints will be a factor when annual bonuses are considered in respect of fiscal 2014.

Stock Options

During 2013, the Board granted the following number of stock options to the NEOs under the Corporation's Option Plan:

Name	No. of Stock Options
John A. Clarke	200,000
Donat K. Madilo	150,000
Arnold T. Kondrat	200,000
Geoffrey G. Farr	150,000
Daniel K. Bansah	150,000

See "Summary Compensation Table" and "Incentive Plan Awards" under "Executive Compensation: Tables and Narrative" below, which set out additional information in respect of the above stock option grants. The rationale for the stock option grants to the NEOs in 2013 as set out above (which grants were made in October 2013) was to provide additional long term incentives and to recognize performance.

Share Performance Graph

The following graph illustrates the Corporation's cumulative shareholder return (assuming the re-investment of dividends of which there have been none) from December 31, 2008 to December 31, 2013, based upon a Cdn$100 investment made on December 31, 2008 in the Common Shares, and compares the Corporation's cumulative shareholder return to the cumulative total shareholder return from a similar investment in the Total Return Index Value of the S&P/TSX Composite Index (referred to in the graph below as the "TSX") over the same period. The price performance of the Common Shares as shown on the graph does not necessarily indicate future price performance.

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December 31,	2008	2009	2010	2011	2012	2013
Banro	$100	163	320	302	222	46
TSX	$100	135	159	145	155	176

As described above, various factors are considered in determining the compensation of the NEOs. The Common Share performance is one performance measure that is reviewed but there is no direct correlation between Common Share performance and executive compensation.

The Corporation operates in a commodity business and the Common Share price is impacted by the market price of gold, which may fluctuate widely and is affected by numerous factors that are difficult to predict and beyond the Corporation's control. The Common Share price is also affected by other factors beyond the Corporation's control, including general and industry-specific economic and market conditions. The Compensation Committee and the Board evaluate performance by reference to the Corporation's business plan rather than by short-term changes in Common Share price based on their view that the Corporation's long-term operating performance will be reflected by stock price performance over the long-term, which is especially important when the stock price may be temporarily depressed by short-term factors.

The trend shown by the performance graph above represents sharp increases in both 2009 and 2010 in the Corporation's cumulative total shareholder return, a modest decrease in 2011 from the previous year’s price, and then significant decreases in 2012 and 2013, with an overall decrease from the December 31, 2008 price. Over the same five year period the compensation (salary and bonus) received by the Corporation's executive officers, in aggregate, has increased as the Corporation has developed its business (during which time the Corporation went from an exploration and development company to a producer). The Compensation Committee considers total NEO compensation to be reasonable in the Corporation's circumstances.

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Compensation Committee Approval of CD&A

The Compensation Committee has reviewed and approved the CD&A and other compensation disclosure contained in this Circular, including the information contained below under the headings "Executive Compensation: Tables and Narrative" and "Director Compensation".

Executive Compensation: Tables and Narrative

Summary Compensation Table

The following table provides a summary of the compensation earned by the NEOs for services rendered in all capacities during the fiscal years ended December 31, 2013, December 31, 2012 and December 31, 2011, as applicable.

Name and Principal Position	Year	Salary ($)	Share- based awards ($)	Option-based awards (3) ($)	Non-equity incentive plan compensation - Annual Incentive Plan (4) ($)	All other Compensation (5) ($)		Total Compensation ($)
John A. Clarke	2013	$458,333	N/A	$85,748	Nil	$51,861	(6)	$595,943
CEO (1)	2012	N/A	N/A	$229,994	N/A	$82,000	(6)	$311,994
	2011	N/A	N/A	N/A	N/A	$62,500	(6)	$62,500
Simon F.W. Village	2013	$91,667	N/A	N/A	Nil	$3,700,977	(7)	$3,792,644
CEO (2)	2012	$550,000	N/A	$2,759,926	$1,500,000	$67,835	(7)	$4,877,761
	2011	$322,020	N/A	N/A	$534,553	$41,639	(7)	$898,212
Donat K. Madilo	2013	$330,000	N/A	$64,311	Nil	$41,570		$435,881
CFO	2012	$330,000	N/A	$574,985	Nil	$45,935		$950,920
	2011	$223,259	N/A	N/A	$314,795	$24,491		$562,544
Arnold T. Kondrat	2013	$550,00	N/A	$85,748	Nil	$51,473		$687,221
Executive Vice	2012	$550,000	N/A	$2,299,938	$1,500,000	$51,502		$4,401,440
President	2011	$322,020	N/A	N/A	$534,553	$32,721		$889,295
Geoffrey G. Farr	2013	$308,333	N/A	$64,311	Nil	$36,746		$409,391
Vice President,	2012	$250,000	N/A	$459,988	Nil	$39,048		$749,036
General Counsel (8)	2011	$229,167	N/A	$169,207	$103,500	$23,721		$525,595
Daniel K. Bansah	2013	$237,500	N/A	$35,440	Nil	$27,455		$300,395
Head of Projects and	2012	$225,000	N/A	$215,396	Nil	$26,727		$467,123
Operations (9)	2011	$191,160	N/A	N/A	$121,418	$22,476		$335,054

(1)	Mr. Clarke was appointed interim CEO and President of the Corporation on March 6, 2013. In December 2013, he was appointed to the role of permanent CEO and President of the Corporation from the interim role he had been filling since March 6, 2013. Prior to Mr. Clarke’s said appointment as interim CEO and President, he was a non-executive director of the Corporation. Mr. Clarke remains on the Board as a director.

(2)	Mr. Village ceased being CEO and President of the Corporation on March 6, 2013.

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(3)	These amounts represent the grant date fair value of the stock options awarded in the indicated year, calculated in Canadian dollars and then converted to U.S. dollars using, in the case of the 2013 award, an average exchange rate for 2013 of Cdn$1.00 = US$0.9711, in the case of the 2012 award, an average exchange rate for 2012 of Cdn$1.00 = US$1.0008 and, in the case of the 2011 award, an average exchange rate for 2011 of Cdn$1.00 = US$1.0114.

Grant date fair value of the stock options granted in 2013 to NEOs, other than the stock options granted to Mr. Bansah, was calculated in accordance with the Black-Scholes model using the Common Share price on the date of grant of Cdn$0.95, with the key valuation assumptions being stock price volatility of 72.25%, risk free interest rate of 1.21%, no dividend yield, and expected life of three years.

Grant date fair value of the stock options granted to Mr. Bansah in 2013 was calculated in accordance with the Black-Scholes model using the Common Share price on the date of grant of Cdn$0.67, with the key valuation assumptions being stock price volatility of 70.78%, risk free interest rate of 1.21%, no dividend yield, and expected life of three years.

Grant date fair value of the stock options granted in 2012 to NEOs, other than the stock options granted to Mr. Bansah, was calculated in accordance with the Black-Scholes model using the Common Share price on the date of grant of Cdn$4.75, with the key valuation assumptions being stock price volatility of 73.46%, risk free interest rate of 1.03%, no dividend yield, and expected life of three years.

Grant date fair value of the stock options granted to Mr. Bansah in 2012 was calculated in accordance with the Black-Scholes model using the Common Share price on the date of grant of Cdn$4.72, with the key valuation assumptions being stock price volatility of 73.30%, risk free interest rate of 1.03%, no dividend yield, and expected life of three years.

The stock options granted by the Corporation to Mr. Clarke in 2012 were granted in Mr. Clarke’s capacity as a non-executive director of the Corporation (see Note (1) above).

Grant date fair value of the stock options granted to Mr. Farr in 2011 was calculated in accordance with the Black-Scholes model using the Common Share price on the date of grant of Cdn$3.00, with the key valuation assumptions being stock price volatility of 89.22%, risk free interest rate of 2.31%, no dividend yield, and expected life of three years.

(4)	These amounts represent the cash bonuses awarded to the NEOs in respect of services performed in the indicated year.

For 2012, the amount indicated in the above table for each of Mr. Village and Mr. Kondrat was a bonus paid in April 2012 for their efforts in connection with the Corporation completing its US$175 million debt financing in March 2012.

For 2011, the amount indicated in the above table for each NEO was comprised of the annual bonus as well as a gold pour bonus relating to the commencement of gold production in October 2011 at the Corporation’s first mine, located at the Twangiza property. The breakdown of the annual bonus and the gold pour bonus for each NEO for 2011 is as follows: Mr. Village: annual bonus of $322,020 and gold pour bonus of $212,533; Mr. Madilo: annual bonus of $167,444 and gold pour bonus of $147,351; Mr. Kondrat: annual bonus of $322,020 and gold pour bonus of $212,533; Mr. Farr: annual bonus of $46,000 and gold pour bonus of $57,500; Mr. Bansah: annual bonus of $41,418 and gold pour bonus of $80,000.

(5)	Each of the amounts shown in this column of the table for each NEO other than Mr. Clarke and Mr. Village represents life insurance premiums paid by the Corporation and the Retention Allowance accrued in respect of the NEO.

The amount of the life insurance premiums paid by the Corporation in respect of such NEOs in 2013 is as follows: Mr. Madilo: $14,070; Mr. Kondrat: $5,640; Mr. Farr: $15,913; Mr. Bansah: $7,664. The amount of the life insurance premiums paid by the Corporation in respect of such NEOs in 2012 is as follows: Mr. Madilo: $18,435; Mr. Kondrat: $5,669; Mr. Farr: $18,215; Mr. Bansah: $7,977. The amount of the life insurance premiums paid by the Corporation in respect of such NEOs in 2011 is as follows: Mr. Madilo: $5,886; Mr. Kondrat: $5,886; Mr. Farr: $4,624; Mr. Bansah: $6,546.

The amount of the Retention Allowance accrued in respect of such NEOs in 2013 is as follows: Mr. Madilo: $27,500; Mr. Kondrat: $45,833; Mr. Farr: $20,833; Mr. Bansah: $19,792. The amount of the Retention Allowance accrued in respect of such NEOs in 2012 is as follows: Mr. Madilo: $27,500; Mr. Kondrat: $45,833; Mr. Farr: $20,833; Mr. Bansah: $18,750. The amount of the Retention Allowance accrued in respect of such NEOs in 2011 is as follows: Mr. Madilo: $18,605; Mr. Kondrat: $26,835; Mr. Farr: $19,097; Mr. Bansah: $15,930.

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(6)	The amount shown in this column of the table for Mr. Clarke for 2013 represents $38,194 of Retention Allowance accrued in respect of Mr. Clarke following his appointment as interim CEO and President of the Corporation on March 6, 2013 and directors’ fees of $13,667 paid by the Corporation to Mr. Clarke as a non-executive director of the Corporation prior to his said appointment as interim CEO and President (see Note (1) above). The amounts shown in this column of the table for Mr. Clarke for 2012 and 2011 represent directors’ fees of $82,000 and $62,500, respectively, paid by the Corporation to Mr. Clarke as a non-executive director of the Corporation.

(7)	$3,696,014 of the amount shown in this column of the table for Mr. Village for 2013 relates to the settlement agreement (the "Agreement") entered into between the Corporation and Mr. Village with respect to the terms of his departure from the Corporation, with the balance of this amount ($4,963) relating to life insurance premiums paid by the Corporation in respect of Mr. Village in 2013. Under the Agreement, $500,000 was paid to Mr. Village shortly following the signing of the Agreement and $3,100,000 is payable to Mr. Village over 36 months (i.e. approximately $86,111 per month). Mr. Village also received under the Agreement 500,000 share appreciation rights, which have an exercise price of Cdn$2.30 per right and expire in June 2015. The grant date fair value of these rights is $96,014, calculated in Canadian dollars and then converted to U.S. dollars using an average exchange rate for 2013 of Cdn$1.00 = US$0.9711. This fair value was calculated in accordance with the Black-Scholes model using the Common Share price on the date of grant of Cdn$1.11, with the key valuation assumptions being stock price volatility of 69.61%, risk free interest rate of 1.09%, no dividend yield, and expected life of two years.

The amounts shown in this column of the table for Mr. Village for 2012 and 2011 represent life insurance premiums paid by the Corporation and the Retention Allowance accrued in respect of Mr. Village. The amount of the life insurance premiums paid by the Corporation in respect of Mr. Village in 2012 and 2011 is $22,002 and $14,804, respectively. The amount of the Retention Allowance accrued in respect of Mr. Village in 2012 and 2011 is $45,833 and $26,835, respectively.

(8)	Mr. Farr joined the Corporation in February 2011. He also holds the position of Corporate Secretary of the Corporation.

(9)	Mr. Bansah was appointed by the Corporation to the position of Head of Projects and Operations in July 2013. Prior to this appointment, he held the position of Vice President, Exploration of the Corporation.

The Corporation does not have any long-term incentive programs other than its Option Plan and does not have any defined or actuarial plans.

Incentive Plan Awards

The following table provides details regarding outstanding NEO option and share-based awards as at December 31, 2013:

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Outstanding share-based awards and option-based awards

	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the- money options (US$) (3)	Number of shares or units that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
John A. Clarke	Oct. 25, 2013	200,000	Cdn$1.00 (US$0.94)	Oct. 25, 2018	Nil	N/A	N/A
	Feb. 9, 2012	100,000	Cdn$4.75 (US$4.47)	Feb. 9, 2017	Nil
	Sept. 10, 2010	50,000	Cdn$2.05 (US$1.93)	Sept. 10, 2015	Nil
	Jan. 6, 2010	50,000	Cdn$2.31 (US$2.17)	Jan. 6, 2015	Nil
	Dec. 14, 2009	50,000	Cdn$2.30 (US$2.16)	Dec. 14, 2014	Nil
	Mar. 26, 2009	80,000	Cdn$2.15 (US$2.02)	Mar. 26, 2014	Nil

Simon F.W. Village	Feb. 17, 2012	1,200,000	Cdn$4.75 (US$4.47)	Feb. 9, 2017	Nil	N/A	N/A
	Sept. 10, 2010	307,500	Cdn$2.05 (US$1.93)	Sept. 10, 2015	Nil
	Mar. 26, 2009	375,000	Cdn$2.15 (US$2.02)	Mar. 26, 2014	Nil

Donat K. Madilo	Oct. 25, 2013	150,000	Cdn$1.00 (US$0.94)	Oct. 25, 2018	Nil	N/A	N/A
	Feb. 9, 2012	250,000	Cdn$4.75 (US$4.47)	Feb. 9, 2017	Nil
	Sept. 10, 2010	25,000	Cdn$2.05 (US$1.93)	Sept. 10, 2015	Nil
	Mar. 26, 2009	45,000	Cdn$2.15 (US$2.02)	Mar. 26, 2014	Nil

Arnold T. Kondrat	Oct. 25, 2013	200,000	Cdn$1.00 (US$0.94)	Oct. 25, 2018	Nil	N/A	N/A
	Feb. 9, 2012	1,000,000	Cdn$4.75 (US$4.47)	Feb. 9, 2017	Nil
	Sept. 10, 2010	701,511	Cdn$2.05 (US$1.93)	Sept. 10, 2015	Nil
	Mar. 26, 2009	750,000	Cdn$2.15 (US$2.02)	Mar. 26, 2014	Nil

Geoffrey G. Farr	Oct. 25, 2013	150,000	Cdn$1.00 (US$0.94)	Oct. 25, 2018	Nil	N/A	N/A
	Feb. 9, 2012	200,000	Cdn$4.75 (US$4.47)	Feb. 9, 2017	Nil
	Feb. 11, 2011	100,000	Cdn$3.25 (US$3.06)	Feb. 11, 2016	Nil
	Jan. 20, 2010	50,000	Cdn$2.30 (US$2.16)	Jan. 20, 2015	Nil
	Mar. 26, 2009	100,000	Cdn$2.15 (US$2.02)	Mar. 26, 2014	Nil

Daniel K. Bansah	Oct. 17, 2013	150,000	Cdn$1.00 (US$0.94)	Oct. 17, 2018	Nil	N/A	N/A
	Feb. 13, 2012	94,737	Cdn$4.75 (US$4.47)	Feb. 13, 2017	Nil
	Sept. 10, 2010	12,500	Cdn$2.05 (US$1.93)	Sept. 10, 2015	Nil

(1)	3/4 of the stock options granted to each optionee vest on the 12 month anniversary of the grant date and the balance vest on the 18 month anniversary of the grant date.

(2)	The exercise price of each of the stock options held by the NEOs is in Canadian dollars. The U.S. dollar figures set out in this column of the table were calculated using the noon exchange rate on December 31, 2013 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.9402.

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(3)	This is based on (a) the last closing sale price per share of the Common Shares as at December 31, 2013 of Cdn$0.57 as reported by the TSX, and (b) converting that price into a price of US$0.54 using the noon exchange rate on December 31, 2013 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.9402.

See the disclosure below under "Terms of Stock Option Plan" for a summary of the terms of the Corporation's Option Plan.

The following table provides details regarding outstanding NEO option-based awards, share-based awards and non-equity incentive plan compensation, which vested and/or were earned during the year ended December 31, 2013:

Incentive plan awards - value vested or earned during the year

Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
John A. Clarke	Nil	N/A	N/A
Simon F.W. Village	Nil	N/A	N/A
Donat K. Madilo	Nil	N/A	N/A
Arnold T. Kondrat	Nil	N/A	N/A
Geoffrey G. Farr	Nil	N/A	N/A
Daniel K. Bansah	Nil	N/A	N/A

(1)	Identifies the aggregate dollar value that would have been realized by the NEO if the NEO had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

Pension Plan Benefits and Deferred Compensation Plans

The Corporation does not have a pension plan or a deferred compensation plan.

Termination and Change of Control Benefits

The Corporation and John A. Clarke have entered into an employment contract (the "Clarke Agreement") which sets out the terms upon which Mr. Clarke performs the services of CEO and President of the Corporation. Mr. Clarke’s annual salary under the Clarke Agreement is $550,000. The Corporation may terminate the Clarke Agreement at any time for just cause upon written notice to Mr. Clarke.

The Corporation and Donat K. Madilo have entered into an employment contract (the "Madilo Agreement") which sets out the terms upon which Mr. Madilo performs the services of Chief Financial Officer of the Corporation. Mr. Madilo’s annual salary under the Madilo Agreement in 2013 was $330,000. The Corporation may terminate the Madilo Agreement at any time for just cause upon written notice to Mr. Madilo.

The Corporation and Arnold T. Kondrat have entered into an employment contract (the "Kondrat Agreement") which sets out the terms upon which Mr. Kondrat performs the services of Executive Vice President of the Corporation. Mr. Kondrat’s annual salary under the Kondrat Agreement in 2013 was $550,000. The Corporation may terminate the Kondrat Agreement at any time for just cause upon written notice to Mr. Kondrat.

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The Corporation and Geoffrey G. Farr have entered into an employment contract (the "Farr Agreement") which sets out the terms upon which Mr. Farr performs the services of Vice President, General Counsel and Corporate Secretary of the Corporation. Mr. Farr’s annual salary under the Farr Agreement in 2013 was $308,333. The Corporation may terminate the Farr Agreement at any time for just cause upon written notice to Mr. Farr.

The Corporation and Daniel K. Bansah have entered into an employment contract (the "Bansah Agreement") which sets out the terms upon which Mr. Bansah performs the services of Head of Projects and Operations of the Corporation. Mr. Bansah’s annual salary under the Bansah Agreement in 2013 was $237,500. The Corporation may terminate the Bansah Agreement at any time for just cause upon written notice to Mr. Bansah.

The Clarke Agreement also provides as follows: (a) in the event of the "constructive dismissal" (as such term is defined in the Clarke Agreement) of Mr. Clarke or in the event, within 18 months of a "change of control" (as such term is defined in the Clarke Agreement) of the Corporation, Mr. Clarke’s employment is terminated without cause or Mr. Clarke is constructively dismissed, Mr. Clarke is entitled to be paid by the Corporation an amount (the "Retiring Allowance") equal to the sum of (i) two times his annual salary and (ii) two times the "Bonus Amount" (see below for definition of "Bonus Amount"); (b) if immediately prior to such termination Mr. Clarke holds stock options of the Corporation, he shall be entitled to exercise all such stock options (vested and unvested) at any time during the period of time commencing upon such termination and ending on the expiry date of such stock options; and (c) in the event the Corporation terminates the Clarke Agreement without cause, Mr. Clarke is entitled to the stock option exercise rights described above in item (b) and to be paid by the Corporation the Retiring Allowance.

Each of the Madilo Agreement, Kondrat Agreement, Farr Agreement and Bansah Agreement also provide as follows: (a) in the event of a "change of control" (as such term is defined in each employment agreement) of the Corporation or the "constructive dismissal" (as such term is defined in each employment agreement) of the employee, the employee has the right to terminate his employment agreement and is entitled to be paid by the Corporation an amount (the "Retiring Allowance") equal to the sum of (i) two times his annual salary and (ii) two times the "Bonus Amount" (see below for definition of "Bonus Amount"); (b) if immediately prior to such termination the employee holds stock options of the Corporation, the employee shall be entitled to exercise all such stock options (vested and unvested) at any time during the period of time commencing upon such termination and ending on the expiry date of such stock options; and (c) in the event the Corporation terminates the employment agreement without cause, the employee is entitled to the stock option exercise rights described above in item (b) and to be paid by the Corporation the Retiring Allowance.

"Bonus Amount" is defined to mean an amount equal to one-half of the aggregate amount of all bonuses paid or payable to the employee by the Corporation and its subsidiaries in respect of the two most recent fiscal years.

The following table sets out estimates of the incremental amounts payable to each of Messrs. Clarke, Madilo, Kondrat, Farr and Bansah upon identified termination events as set out in their employment agreements, assuming each such event took place on the last business day of fiscal year 2013. The table does not include the value of outstanding stock options that have previously vested, which awards are set out under "Incentive Plan Awards" above, but does include the value of unvested stock options that would vest upon the occurrence of the termination event. See the disclosure below under "Terms of Stock Option Plan" for a detailed description of the Corporation's Option Plan, including a description of vesting and expiry of grants on termination.

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	John A. Clarke	Donat K. Madilo	Arnold T. Kondrat	Geoffrey G. Farr	Daniel K. Bansah
Change of Control (1)
Lump sum payment (2)	$1,100,000	$974,795	$3,134,553	$720,166	$596,418
Stock options	Nil	Nil	Nil	Nil	Nil
Termination Without Cause/Constructive Dismissal
Lump sum payment (2)	$1,100,000	$974,795	$3,134,553	$720,166	$596,418
Stock options	Nil	Nil	Nil	Nil	Nil

(1)	Mr. Clarke’s employment agreement, which was entered into in connection with his appointment in December 2013 as CEO and President, contains "double-trigger" change of control provisions as summarized above. The change of control provisions set out in Mr. Bansah’s employment agreement were included in his employment agreement prior to his promotion to Head of Projects and Operations in 2013 (he was previously Vice President, Exploration of the Corporation). It is planned that future employment agreements entered into by the Corporation with executives, including any renewal of existing NEO employment agreements, will include "double-trigger" change of control provisions.

(2)	The lump sum payment calculations are based on the individual’s 2013 annual salary under his employment agreement as summarized above and the 2012 and 2011 (as applicable) bonus awards as set out above in the table under "Summary Compensation Table" (no bonus awards were paid by the Corporation to NEOs in 2013).

Simon F.W. Village, whose employment contract with the Corporation included the same termination and change of control provisions as those summarized above for the employment contracts of the other NEOs (except Mr. Clarke), ceased being President and CEO of the Corporation in March 2013. The Corporation entered into a settlement agreement with Mr. Village with respect to the terms of his departure from the Corporation. Reference is made to Note 7 to the table above under "Summary Compensation Table" for the amounts payable to Mr. Village pursuant to this settlement agreement.

Director Compensation

The director compensation program is designed to achieve the following goals: (a) compensation should attract and retain the most qualified people to serve on the Board; (b) compensation should align directors' interests with the long-term interests of shareholders; (c) compensation should fairly pay directors for risks and responsibilities related to being a director of an entity of the Corporation's size and scope: and (d) the structure of the compensation should be simple, transparent and easy for shareholders to understand.

The fees paid by the Corporation to the non-executive directors of the Corporation during the financial year ended December 31, 2013 are set out in the table below under "Director Summary Compensation Table".

Non-executive directors are entitled to receive stock option grants under the Corporation's Option Plan, as recommended by the Compensation Committee and determined by the Board. The exercise price of such stock options is determined by the Board, but shall in no event be less than the last closing price of the Common Shares on the TSX prior to the date the stock options are granted. See the disclosure below under "Terms of Stock Option Plan" for a summary of the terms of the Option Plan.

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Non-executive directors of the Corporation are also reimbursed for all reasonable out-of-pocket expenses incurred in attending Board or committee meetings and otherwise incurred in carrying out their duties as directors of the Corporation.

Executive directors of the Corporation are compensated as employees of the Corporation and are not entitled to additional compensation for performance of director duties. The executive directors of the Corporation during 2013 were Messrs. Clarke, Village and Kondrat.

The Corporation maintains directors' and officers' liability insurance for the benefit of directors and officers of the Corporation carrying coverage in the amount of Cdn$10,000,000 as an aggregate limit of liability in each policy year. The total annual premium payable by the Corporation for the policy is Cdn$135,500 and there is a deductible in the amount of Cdn$250,000.

Director Summary Compensation Table

The following compensation table sets out the compensation paid to each of the Corporation's non-executive directors in the year ended December 31, 2013. See "Summary Compensation Table" above for details regarding the compensation paid to the Corporation's executive directors as executives of the Corporation in respect of services rendered during 2013 (the executive directors of the Corporation during 2013 were Mr. Village (who was President and CEO until March 6, 2013 and a director until June 19, 2013), Mr. Clarke (who became President and CEO on March 6, 2013) and Mr. Kondrat).

Name	Fees earned (1) ($)	Share-based awards ($)	Option-based awards(4) ($)	Non-equity incentive plan compensation ($)	All other Compensation ($)		Total ($)
Richard W. Brissenden (2)	$1,976	N/A	N/A	N/A	Nil		$1,976
Maurice J. Colson (2)	$22,000	N/A	$42,874	N/A	Nil		$64,874
Peter N. Cowley	$71,098	N/A	$42,874	N/A	Nil		$113,972
Peter V. Gundy (2)	$48,000	N/A	N/A	N/A	Nil		$48,000
Richard J. Lachcik	$44,000	N/A	$42,874	N/A	Nil	(3)	$86,874
Bernard R. van Rooyen	$74,000	N/A	$42,874	N/A	Nil		$116,874
Derrick H. Weyrauch (2)	$1,976	N/A	N/A	N/A	Nil		$1,976

(1)	During 2013, non-executive directors were entitled to directors' fees of $35,000, members of the Audit Committee were entitled to additional fees of $12,000, members of the Compensation Committee were entitled to additional fees of $9,000, members of the Technical Committee were entitled to additional fees of $9,000, the Chairman of the Audit Committee was entitled to additional fees of $17,000, the Chairman of the Compensation Committee was entitled to additional fees of $9,000 and the Chairman of the Technical Committee was entitled to additional fees of $9,000.

(2)	Messrs. Brissenden and Weyrauch became directors of the Corporation on December 11, 2013. Mr. Colson became a director of the Corporation on June 28, 2013. Mr. Gundy became a director of the Corporation on March 28, 2013.

(3)	During the financial year ended December 31, 2013, the Corporation incurred legal expenses (and related costs) of $1,376,000 to Norton Rose Fulbright Canada llp (which acts as legal counsel to the Corporation). Mr. Lachcik is a partner of Norton Rose Fulbright Canada llp.

(4)	These amounts represent the grant date fair value of the stock options awarded in 2013, calculated in Canadian dollars and then converted to U.S. dollars using an average exchange rate for 2013 of Cdn$1.00 = US$0.9711. Grant date fair value of these stock options was calculated in accordance with the Black-Scholes model using the Common Share price on the date of grant of Cdn$0.95, with the key valuation assumptions being stock price volatility of 72.25%, risk free interest rate of 1.21%, no dividend yield and expected life of three years. No stock options were granted to Messrs. Brissenden, Gundy and Weyrauch during 2013.

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Incentive Plan Awards

The following table provides details regarding the outstanding option and share based awards held by non-executive directors of the Corporation as at December 31, 2013. See "Executive Compensation: Tables and Narrative - Incentive Plan Awards" above for a details regarding the outstanding stock options held by the Corporation's executive directors as at December 31, 2013.

Outstanding share-based awards and option-based awards

	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the- money options (3) (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Maurice J. Colson	Oct. 25, 2013	100,000	Cdn$1.00 (US$0.94)	Oct. 25, 2018	Nil	N/A	N/A

Peter N. Cowley	Oct. 25, 2013	100,000	Cdn$1.00 (US$0.94)	Oct. 25, 2018	Nil	N/A	N/A
	Feb. 9, 2012	100,000	Cdn$4.75 (US$4.47)	Feb. 9, 2017	Nil
	Sept. 10, 2010	12,500	Cdn$2.05 (US$1.93)	Sept. 10, 2015	Nil
	Jan. 6, 2010	12,500	Cdn$2.31 (US$2.17)	Jan. 6, 2015	Nil

Richard J. Lachcik	Oct. 25, 2013	100,000	Cdn$1.00 (US$0.94)	Oct. 25, 2018	Nil	N/A	N/A
	Feb. 9, 2012	100,000	Cdn$4.75 (US$4.47)	Feb. 9, 2017	Nil
	Jan. 6, 2010	50,000	Cdn$2.31 (US$2.17)	Jan. 6, 2015	Nil
	Mar. 26, 2009	80,000	Cdn$2.15 (US$2.02)	Mar. 26, 2014	Nil

Bernard R. van Rooyen	Oct. 25, 2013	100,000	Cdn$1.00 (US$0.94)	Oct. 25, 2018	Nil	N/A	N/A
	Feb. 9, 2012	100,000	Cdn$4.75 (US$4.47)	Feb. 9, 2017	Nil
	Sept. 10, 2010	50,000	Cdn$2.05 (US$1.93)	Sept. 10, 2015	Nil
	Jan. 6, 2010	50,000	Cdn$2.31 (US$2.17)	Jan. 6, 2015	Nil
	Mar. 26, 2009	80,000	Cdn$2.15 (US$2.02)	Mar. 26, 2014	Nil

(1)	3/4 of the stock options granted to each optionee vest on the 12 month anniversary of the grant date and the balance vest on the 18 month anniversary of the grant date.

(2)	The exercise price of each of the stock options held by the directors is in Canadian dollars. The U.S. dollar figures set out in this column of the table were calculated using the noon exchange rate on December 31, 2013 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.9402.

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(3)	This is based on (a) the last closing sale price per share of the Common Shares as at December 31, 2013 of Cdn$0.57 as reported by the TSX, and (b) converting that price into a price of US$0.54 using the noon exchange rate on December 31, 2013 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.9402.

See the disclosure below under "Terms of Stock Option Plan" for details regarding the terms of the Corporation's Option Plan.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of the non-executive directors of the Corporation, which vested and/or were earned during the year ended December 31, 2013. See "Executive Compensation: Tables and Narrative - Incentive Plan Awards" above for such details in respect of the executive directors of the Corporation.

Incentive plan awards - value vested or earned during the year

Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Richard W. Brissenden	N/A	N/A	N/A
Maurice J. Colson	Nil	N/A	N/A
Peter N. Cowley	Nil	N/A	N/A
Peter V. Gundy	N/A	N/A	N/A
Richard J. Lachcik	Nil	N/A	N/A
Bernard R. van Rooyen	Nil	N/A	N/A
Derrick H. Weyrauch	N/A	N/A	N/A

(1)	Identifies the aggregate dollar value that would have been realized by the director if the director had exercised all options exercisable under the option-based award on the vesting date(s) thereof. None of Mr. Brissenden, Mr. Gundy or Mr. Weyrauch held any stock options of the Corporation during 2013.

SECURITIES ISSUABLE UNDER EQUITY COMPENSATION PLANS

The following table sets forth, as at December 31, 2013, the number of Common Shares to be issued upon the exercise of outstanding options, warrants and rights issued pursuant to equity compensation plans, the weighted average exercise price of such outstanding options, warrants and rights and the number of Common Shares remaining available for future issuance under equity compensation plans of the Corporation.

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Plan Category	Number of Common Shares to be issued upon exercise of options, warrants and rights outstanding as at Dec. 31, 2013		Weighted-average exercise price of options, warrants and rights outstanding as at Dec. 31, 2013	Number of Common Shares remaining available for future issuance under equity compensation plans as at Dec. 31, 2013 (excluding shares reflected in the first column)

Equity compensation plans approved by shareholders (1)	15,635,918	(2)	Cdn$3.26	8,313,645	(2)

Equity compensation plans not approved by shareholders	n/a		n/a	n/a

Total	15,635,918	(2)	Cdn$3.26	8,313,645	(2)

(1)	The only equity compensation plan of the Corporation approved by shareholders is the Corporation's Option Plan. See the disclosure below under "Terms of Stock Option Plan" for a summary of the terms of such plan.

(2)	See the disclosure below under "Terms of Stock Option Plan" for information relating to stock options of the Corporation outstanding as at the date of this Circular and stock options available for future grants as at the date of this Circular.

TERMS OF STOCK OPTION PLAN

The rules of the TSX provide that listed issuers must disclose on an annual basis, in their information circulars or other annual disclosure document distributed to all security holders, the terms of their security based compensation arrangements. The following summarizes the terms of the Corporation's Option Plan.

(a)	Stock options may be granted from time to time by the Board to such directors, officers, employees and consultants of the Corporation or a subsidiary of the Corporation, and in such numbers, as are determined by the Board at the time of the granting of the stock options.

(b)	The total number of Common Shares issuable upon the exercise of all outstanding stock options granted under the Option Plan shall not at any time exceed 9.5% of the total number of outstanding Common Shares. 9.5% of the number of Common Shares outstanding as of the date of this Circular is equal to 23,949,563 Common Shares.

Having regard to the said percentage figure, the Option Plan is considered an "evergreen" plan, since (i) the Common Shares covered by stock options which have been exercised or cancelled will be available for subsequent grants under the Option Plan, and (ii) the number of stock options available to grant increases as the number of outstanding Common Shares increases.

(c)	There are currently outstanding under the Option Plan 17,739,245 stock options entitling the holders to purchase an aggregate of 17,739,245 Common Shares (which is equal to 7.04% of the number of Common Shares which are currently outstanding). The number of new stock options currently available for future grants under the Option Plan is stock options to purchase an aggregate of 6,210,318 Common Shares (which is equal to 2.46% of the number of Common Shares which are currently outstanding). Since the Corporation was listed on the TSX in November 2005, a total of 8,614,212 stock options (which is equal to 3.42% of the number of Common Shares which are currently outstanding) have been exercised under the Option Plan.

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(d)	The exercise price of each stock option shall be determined in the discretion of the Board at the time of the granting of the stock option, provided that the exercise price shall not be lower than the "Market Price". "Market Price" means the last closing price of the Common Shares on the TSX prior to the date the stock option is granted.

(e)	All stock options shall be for a term (the "Term") determined in the discretion of the Board at the time of the granting of the stock options, provided that no stock option shall have a Term exceeding ten years and, unless otherwise determined by the Board in its discretion in accordance with the terms of the Option Plan as referred to in the next paragraph below, a stock option and all rights to purchase Common Shares pursuant thereto shall expire and terminate immediately upon the optionee who holds such stock option ceasing to be at least one of a director, officer, employee or consultant of the Corporation or a subsidiary of the Corporation for any reason whatsoever.

Provided a departing optionee has been with the Corporation for at least 12 months, the Board may in its discretion determine that any vested stock options held by such departing optionee will continue to be exercisable after the departure from the Corporation of the optionee for a period of time not to exceed the balance of the Term of such stock options.

(f)	Unless otherwise determined by the Board, 3/4 of the stock options granted pursuant to the Option Plan vest on the 12 month anniversary of their grant date and the remaining 1/4 of such stock options vest on the 18 month anniversary of the grant date.

(g)	Except in limited circumstances in the case of the death of an optionee, stock options shall not be assignable or transferable.

(h)	Shareholder approval is required prior to any reduction in the exercise price of a stock option or any extension of the Term of a stock option (if the optionee holding such stock option is an insider of the Corporation, disinterested shareholder approval is required).

(i)	The Option Plan contains the following restrictions relating to the number of stock options that may be granted to insiders or non-employee directors of the Corporation:

(i)	The total number of Common Shares issued to insiders of the Corporation, within any one year period, under all "security based compensation arrangements" (within the meaning of the rules of the TSX) of the Corporation shall not exceed 10% of the total number of outstanding Common Shares.

(ii)	The total number of Common Shares issuable to insiders of the Corporation, at any time, under all "security based compensation arrangements" (within the meaning of the rules of the TSX) of the Corporation shall not exceed 10% of the total number of outstanding Common Shares.

(iii)	The total number of Common Shares issuable to non-employee directors of the Corporation, at any time, under all "security based compensation arrangements" (within the meaning of the rules of the TSX) of the Corporation shall not exceed 1% of the total number of outstanding Common Shares.

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Subject to the above restrictions on insiders and non-employee directors of the Corporation, there are no restrictions in the Option Plan on the number of stock options that may be granted to any one person or company.

(j)	In the event a "take-over bid" (as such term is defined under Ontario securities laws) is made in respect of the Common Shares, all unvested stock options shall become exercisable (subject to any necessary regulatory approval) so as to permit the holders of such stock options to tender the Common Shares received upon exercising such stock options pursuant to the take-over bid.

(k)	The Corporation may amend from time to time or terminate the terms and conditions of the Option Plan by resolution of the Board. Any amendments shall be subject to the prior consent of all applicable regulatory bodies, including the TSX (to the extent such consent is required). Amendments and termination shall take effect only with respect to stock options granted thereafter, provided that they may apply to any stock options previously granted with the mutual consent of the Corporation and the optionees holding such stock options. The Board has the authority to approve amendments relating to the Option Plan or to stock options, without further approval of the Corporation's shareholders, to the extent that such amendments relate to:

(i)	altering the terms of vesting applicable to any stock options;

(ii)	changes to the date a stock option terminates upon the optionee ceasing to be a director, officer, employee or consultant of the Corporation or any of its subsidiaries;

(iii)	accelerating the expiry date in respect of stock options;

(iv)	determining the adjustment provisions pursuant to section 10 of the Option Plan (section 10 of the Option Plan provides, among other things, that, in the event of any change in the Corporation's Common Shares through subdivision, consolidation, amalgamation, merger or otherwise, then in any such case the Board may make such adjustment in the Option Plan and in the stock options granted under the Option Plan as the Board may in its sole discretion deem appropriate to prevent substantial dilution or enlargement of the rights granted to, or available for, holders of stock options);

(v)	amending the definitions contained in the Option Plan; or

(vi)	amendments of a "housekeeping" nature.

Any amendment to the Option Plan or to stock options which does not relate to items (i) to (vi) above, shall require approval of the Corporation’s shareholders.

(l)	Except if not permitted by the TSX, if any stock options may not be exercised due to any black-out period (as defined in the Option Plan) at any time within the three business day period prior to the normal expiry date of such stock options, the expiry date of such stock options shall be extended for a period of 10 business days following the end of the black-out period (or such longer period as permitted by the TSX and approved by the Board).

(m)	The Board has full and final discretion to interpret the provisions of the Option Plan, and all decisions and interpretations made by the Board shall be binding and conclusive upon the Corporation and all optionees, subject to shareholder approval if required by the TSX.

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INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date of this Circular, no current or former executive officer, director or employee of the Corporation or a subsidiary of the Corporation is indebted to the Corporation or a subsidiary of the Corporation.

As of the date of this Circular, no current or former executive officer, director or employee of the Corporation or a subsidiary of the Corporation has indebtedness to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or a subsidiary of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described below, no director or officer of the Corporation, no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares (a "10% Shareholder"), no director or officer of a 10% Shareholder or of a subsidiary of the Corporation and no associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any transaction since the beginning of the Corporation's financial year ended December 31, 2013 or in any proposed transaction which, in either case, has materially affected or will materially affect the Corporation or any of its subsidiaries.

In April 2013, the Corporation closed a short form prospectus offering (the "Offering") of common shares of the Corporation and Series A Preference Shares (the "Series A Shares") of the Corporation, and a concurrent private placement (the "Concurrent Offering") of preferred shares (the "Subco Shares") of a subsidiary of the Corporation (Banro Group (Barbados) Limited (the "Subsidiary")) and associated Series B Preference Shares (the "Series B Shares") of the Corporation. The Offering consisted of 50,218,634 Common Shares issued at a price of Cdn$1.35 per share for gross aggregate proceeds of Cdn$67,795,156 and 116,000 Series A Shares issued at a price of US$25.00 per share for gross aggregate proceeds of US$2,900,000. The Concurrent Offering consisted of 1,200,000 Subco Shares and 1,200,000 associated Series B Shares issued at a price of US$25.00 per Subco Share and Series B Share for gross aggregate proceeds of US$30,000,000. BlackRock World Mining Trust plc (the "BlackRock Puchaser") was the purchaser of all of the Subco Shares and Series B Shares issued under the Concurrent Offering. The Corporation also paid to the BlackRock Purchaser a fee in the amount of US$300,000 pursuant to the share purchase agreement (the "Share Purchase Agreement") entered into among the Corporation, the Subsidiary, the BlackRock Purchaser and GMP Securities L.P, which agreement set out the terms of the purchase of the Subco Shares and Series B Shares by the BlackRock Purchaser under the Concurrent Offering. In respect of its purchase under the Concurrent Offering, the BlackRock Purchaser also entered into an exchange and support agreement (the "Support Agreement") with the Corporation and the Subsidiary, pursuant to which the Corporation granted to the BlackRock Purchaser the right to exchange with the Corporation, at any time and from time to time on notice as provided in the Support Agreement, each Subco Share (together with one Series B Share) held by the BlackRock Purchaser for one Series A Share. As well, the Corporation understands that the BlackRock Purchaser acquired 5,685,000 Common Shares issued under the Offering. Based on public filings, the Corporation believes that affiliates of BlackRock, Inc. control or have investment discretion over, in the aggregate, more than 10% of the outstanding Common Shares (see "Voting Securities and Principal Holders Thereof"). The Corporation understands that the BlackRock Purchaser is an affiliate of BlackRock, Inc. The address of BlackRock, Inc. is 40 East 52nd Street, New York, New York, 10022, United States.

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Each of John A. Clarke (Chief Executive Officer and President and a director of the Corporation) and Arnold T. Kondrat (Executive Vice President and a director of the Corporation) purchased 100,000 Common Shares issued under the Offering. The address of each of Mr. Clarke and Mr. Kondrat is Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation as at and for the financial year ended December 31, 2013 (the "2013 Financial Statements"), together with the auditors' report thereon, will be placed before the Meeting.

CORPORATE GOVERNANCE DISCLOSURE

The Corporation's Board is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision making.

National Instrument 58-101 (which is entitled "Disclosure of Corporate Governance Practices") provides that the corporate governance disclosure required by Form 58-101F1 must be included in this Circular. The following addresses the items identified in Form 58-101F1.

Board of Directors

A director is considered "independent" if he has no direct or indirect material relationship with the Corporation. A "material relationship" is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgment. There are also certain circumstances which are deemed to establish a "material relationship" for the purpose of determining independence under National Instrument 58-101. With respect to the six persons proposed to be nominated at the Meeting for election as a director (see "Election of Directors"), five of these nominees have been determined to be independent within the meaning of National Instrument 58-101 and one has been determined to not be independent within the meaning of National Instrument 58-101. Richard W. Brissenden, Maurice J. Colson, Peter N. Cowley, Matthys J. Terblanche and Derrick H. Weyrauch have been determined to be independent within the meaning of National Instrument 58-101. John A. Clarke (who is President and CEO of the Corporation) has been determined to not be independent within the meaning of National Instrument 58-101.

The Board facilitates its exercise of independent judgment in carrying out its responsibilities by having a majority of independent directors on the Board and by having the Audit Committee and Compensation Committee comprised only of independent directors. The Board also believes that the fiduciary duties placed on individual directors by the Canada Business Corporations Act (the Corporation's governing corporate legislation) and by the common law and the restrictions placed by such legislation on an individual directors' participation in decisions of the Board in which the director has an interest ensure that the Board operates independently of management and in the best interests of the Corporation.

The independent directors of the Corporation do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, to facilitate open and frank discussion among its independent directors, the Board has adopted a practice of setting aside time at each meeting of the Board for the independent directors to hold discussions without management present. As well, an in camera session is held, without management present, at each Audit Committee meeting with the external auditors of the Corporation (when the auditors are present at the meeting).

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The Corporation's Chairman of the Board, Richard W. Brissenden, is an independent director.

Directorships

The following directors of the Corporation are presently directors of other issuers that are reporting issuers (or the equivalent):

Name of Director	Names of Other Issuers

Richard W. Brissenden (1)	Corona Gold Corporation Lexam VG Gold Inc. McEwen Mining Inc. PC Gold Inc. Ryan Gold Corp.

John A. Clarke	Great Quest Metals Ltd.

Maurice J. Colson (2)	Stetson Oil & Gas Ltd. Loncor Resources Inc. Hornby Bay Mineral Exploration Ltd. Delrand Resources Limited

Peter N. Cowley (3)	Amara Mining plc Cluff Natural Resources plc

Matthys J. Terblanche	Not applicable

Derrick H. Weyrauch	Not applicable

(1)	Mr. Brissenden has resigned as a director of Canuc Resources Corp. and Focused Capital Corp.

(2)	Mr. Colson has resigned as a director and officer of China Goldcorp Ltd. and as a director of QMX Gold Corp., Desert Eagle Resources Ltd., Richco Investors Inc. and Gravitas Financial Inc. He has also resigned as a member of the audit committee of each of Stetson Oil & Gas Ltd. and Hornby Bay Mineral Exploration Ltd.

(3)	Mr. Cowley has resigned as a director of Loncor Resources Inc.

Meetings of the Board of Directors

The frequency of Board meetings and the nature of the meeting agendas depend upon the nature of the business and affairs of the Corporation from time to time. During the financial year ended December 31, 2013, the Board held 16 meetings. In addition to the business conducted at such meetings, various other matters were approved by written resolution signed by all members of the Board. The following table sets out the Board meeting attendance record during 2013 of the six persons proposed to be nominated at the Meeting for election as a director (see "Election of Directors").

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Name	Percentage of Board Meetings Attended
Richard W. Brissenden	100%
John A. Clarke	100%
Maurice J. Colson	100%
Peter N. Cowley	100%
Matthys J. Terblanche	N/A (1)
Derrick H. Weyrauch	100%

(1) Mr. Terblanche was appointed a director of the Corporation in 2014.

Board Mandate

The Board does not have a written mandate. In broad terms, the Board is responsible for the overall stewardship of the Corporation and, as such, supervises the management of the business and affairs of the Corporation. More specifically, the Board is responsible for reviewing the strategic business plans and corporate objectives, and approving financings and acquisitions, dispositions, investments, capital expenditures and other transactions and matters that are thought to be material to the Corporation. The Board is also responsible for approving the appointment of officers, stock option grants, financial statements and proxy materials.

Position Descriptions

The Board has not developed written position descriptions for the Chairman of the Board, the chair of each Board committee or the CEO of the Corporation. The Corporation's President and CEO is responsible for the day-to-day operations of the Corporation. The President and CEO and other members of senior management undertake a significant role in the long range planning and corporate finance activities of the Corporation. The Chairman of the Board chairs all meetings of the Board and is responsible for managing the affairs of the Board, including ensuring the Board is organized properly, functions effectively and meets its obligations and responsibilities.

All of the Board's committees (being the Audit Committee, the Compensation Committee and the Technical Committee) have charters which set out their respective roles and responsibilities.

Orientation and Continuing Education

Due to the size of the Board, no formal program currently exists for the orientation of new directors. Each new director brings a different skill set and professional background, and with this information, the Board is able to determine what orientation regarding (a) the role of the Board, its committees and its directors, and (b) the nature and operations of the Corporation's business, will be necessary and relevant to each new director.

No formal continuing education program currently exists for the Corporation's directors. Each of the Corporation's directors has the responsibility for ensuring that he maintains the skill and knowledge necessary to meet his obligations as a director. The Corporation's legal counsel advises the Board on any changes in laws or regulations relevant to the duties and responsibilities of directors.

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Ethical Business Conduct

The Board has adopted a code of business conduct and ethics for directors, officers and employees (the "Code"). A copy of the Code may be obtained from the CFO of the Corporation at (416) 366-2221 and is also available on SEDAR at www.sedar.com. Each director, officer and employee of the Corporation is provided with a copy of the Code and is required to confirm annually that he or she has complied with the Code. Any observed breaches of the Code must be reported to the Corporation's CEO.

There have been no material change reports filed since the beginning of the Corporation's most recently completed financial year that pertains to any conduct of a director or executive officer of the Corporation that constitutes a departure from the Code.

In accordance with the Canada Business Corporations Act (the Corporation's governing corporate legislation), directors of the Corporation who are a party to, or are a director or an officer of or have a material interest in a party to, a material contract or material transaction or a proposed material contract or proposed material transaction, are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. In addition, in certain cases, an independent committee of the Board may be formed to deliberate on such matters in the absence of the interested party.

The Board has also adopted a "whistleblower" policy which provides employees, consultants, officers and directors with the ability to report, on a confidential and anonymous basis, violations within the Corporation's organization including, (but not limited to), questionable accounting practices, disclosure of fraudulent or misleading financial information and instances of corporate fraud or harassment. The Board believes that providing a forum for such individuals to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical business conduct. The Board has also adopted an insider trading policy to encourage and further promote a culture of ethical business conduct.

Nomination of Directors

The Corporation has a nominating committee (being the Board’s compensation and nominating committee, referred to in this section of the Circular as the "Nominating Committee"), which is composed entirely of independent directors. The Nominating Committee is responsible for assessing the need for new directors and the preferred experience and qualifications of new directors, taking into consideration the independence, age, skills and experience required for the effective conduct of the Corporation’s business. The Nominating Committee recommends candidates for initial Board membership and Board members for re-nomination. The functions of the Nominating Committee also include reviewing the membership of all of the committees of the Board and making recommendations to the Board on appointments to the committees, including the appointment of a Chair for each committee.

Before recommending that an existing director be nominated for re-election, the Nominating Committee considers factors such as the director's length of service on the Board, attendance at regularly scheduled Board and committee meetings and ability to contribute effectively to the Board. Before recommending a new director candidate, members of the Nominating Committee or their delegates meet with the candidate to discuss the candidate's interest and ability to devote time to Board matters.

Compensation

See the disclosure in this Circular under "Executive Compensation".

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Other Board Committees

The Board does not have any standing committees other than the audit committee, the compensation and nominating committee, and the health, safety, environment and technical committee.

Assessments

The Board monitors but does not formally assess the effectiveness and contribution of the Board, its committees and individual Board members. To date, the Board has satisfied itself, through informal discussions, that the Board, its committees and individual Board members are performing effectively.

U.S. CORPORATE GOVERNANCE MATTERS

The Common Shares are listed on the NYSE MKT. The NYSE MKT Company Guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is permitted by home country law. A description of the significant ways in which the Corporation's governance practices differ from those followed by U.S. domestic companies pursuant to NYSE MKT standards is as follows. To the extent necessary, the Corporation has obtained exemptions from the NYSE MKT in respect of these differences.

Shareholder Meeting Quorum Requirement: NYSE MKT minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on NYSE MKT is required to state its quorum requirement in its by-law. The Corporation's quorum requirement is set forth in its by-law, which provides that a quorum for the transaction of business at any meeting of shareholders shall be two persons entitled to vote thereat present in person or represented by proxy.

Proxy Delivery Requirement: NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Corporation is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Corporation are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Corporation solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval Requirements: NYSE MKT requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including private placements that may result in the issuance of common shares (or securities convertible into common shares) equal to 20% or more of presently outstanding shares for less than the greater of book or market value of the shares. In general, the rules of the TSX are similar, but there are some differences including the threshold for shareholder approval set at greater than 25% of outstanding shares. The Corporation will seek a waiver from NYSE MKT's shareholder approval requirements in circumstances where the securities issuance does not trigger such a requirement under the rules of the TSX.

Nominating Process: NYSE MKT requires that director nominations must be either selected or recommended to the Board by either a nominating committee or a majority of independent directors. In addition, NYSE MKT requires a formal written charter or board resolution addressing the nominations process. The Corporation has a nominating committee which recommends director nominations to the Board, but has not adopted a formal written charter or board resolution addressing the nominations process. Under the federal laws of Canada, the rules of the TSX and Ontario securities laws, the Corporation is not required to adopt such a charter or board resolution.

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ADDITIONAL INFORMATION

Financial information relating to the Corporation is provided in the 2013 Financial Statements and the Corporation's management's discussion and analysis relating to such financial statements (the "2013 MD&A"). Copies of this Circular, the 2013 Financial Statements, the 2013 MD&A, the interim consolidated financial statements of the Corporation subsequent to the 2013 Financial Statements and the Corporation's management's discussion and analysis relating to such interim financial statements, as well as additional information relating to the Corporation, are available on SEDAR at www.sedar.com. Copies of such documents may also be obtained without charge by writing to the Chief Financial Officer of the Corporation at Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada.

A proposal for any matter that a shareholder proposes to raise at the next annual meeting of shareholders of the Corporation must be submitted to the Corporation at least 90 days before the anniversary date of the Notice (that is, at least 90 days before the anniversary date of May 30, 2014) and must comply with the other requirements of the Canada Business Corporations Act relating to proposals.

DIRECTORS' APPROVAL

The contents of this Circular and the sending thereof to the shareholders of the Corporation have been approved by the Board. Unless otherwise indicated, information contained in this Circular is given as of May 30, 2014.

DATED at Toronto, Ontario, Canada the 30th day of May, 2014.

BY ORDER OF THE BOARD

(signed) "Geoffrey G. Farr"

Geoffrey G. Farr
Vice President, General Counsel and
Corporate Secretary

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APPENDIX "A"

MAJORITY VOTING POLICY

BANRO CORPORATION
(the “Corporation”)

The Board of Directors of the Corporation (the “Board”) believes that each director should have the confidence and support of the shareholders of the Corporation. To that end, the Board has unanimously adopted this majority voting policy, and future nominees for election to the Board will be required to confirm that they will abide by it.

Forms of proxy for the election of directors will permit a shareholder to vote in favour of, or to withhold from voting, separately for each director nominee. The Chairman of the Board will ensure that the number of shares voted in favour or withheld from voting for each director nominee is recorded at the shareholders’ meeting and is made public promptly after the meeting. If the vote was by a show of hands rather than by ballot, the Corporation will disclose the number of shares voted by proxy in favour or withheld for each director.

If a director nominee has more votes withheld than are voted in favour of him or her, the nominee will be considered by the Board not to have received the support of the shareholders, even though duly elected as a matter of corporate law. In such a case, the nominee will be required forthwith to submit his or her resignation to the Board, effective on acceptance by the Board.

The compensation committee of the Board (or other committee to which has been delegated the responsibility of administering this policy) will consider the offer of resignation and make a recommendation to the Board. Except in special circumstances that would warrant the continued service of the director on the Board, the committee will be expected to recommend that the Board accept the resignation. The Board will make its decision and announce it in a press release within 90 days after the shareholders’ meeting at which the candidacy of the director was considered.

The director who tendered the resignation will not participate in the decision-making process, but may be counted for the purpose of determining whether the Board has quorum.

Subject to any corporate law restrictions, the Board may (i) leave a vacancy in the Board unfilled until the next annual general meeting of shareholders, (ii) fill the vacancy by appointing a new director who, in the opinion of the Board, merits the confidence of the shareholders, or (iii) call a special meeting of shareholders to consider new Board nominee(s) to fill the vacant position(s).

This policy applies only to uncontested elections, meaning elections where the number of nominees for director is equal to the number of directors to be elected.

APPROVED by the Board: May 31, 2013.